02034269

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shandong Int'l Power Development Co Ltd

*CURRENT ADDRESS

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4932 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 5/23/02

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED



Annual Report 2001



CONTENTS



Shandong International Power Development Company Limited (the "Company") was incorporated in Jinan, Shandong Province, the People's Republic of China (the "PRC") on 28 June 1994 and is primarily engaged in the construction and operation of power plants and other business related to power generation. H shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 30 June 1999. At the end of 2001, the total share capital of the Company comprised 5,256,084,200 shares, of which 1,431,028,000 shares were H shares, representing approxmiately 27.22% of the total issued share capital of the Company. After approval by the Ministry of Foreign Trade and Economic Cooperation, the Company is a Sino-foreign investment joint stock company limited by shares incorporated in the PRC.


Zibo SIPD Power Company Limited
(2 x 88.5 MW)
Jinan(Headquarters)
Weifang Power Plant (2 x 300 MW)
Laicheng Power Plant
(2 x 300 MW)
Qingdao Power Plant
(2 x 300 MW)
Zouxian Power Plant
(2 x 600 MW, 1 x 330MW,
3 x 300 MW)
Shandong Tengzhou Xinyuan Power
Company Limited (1 x 33 MW)
Shiliquan Power Plant
(2 x 300 MW, 1 x 137.5 MW,
4 x 125MW)

The Company and its subsidiaries (the "Group") are one of the largest independent power producers in the PRC and is currently, the largest independent power producer in Shandong Province. At the end of 2001, the total installed capacity in which the Group was interested amounted to 4,735MW. As at the date hereof, the total installed capacity in which the Group was interested amounted to 4,973MW, representing 23.66% of the total installed capacity of Shandong Province.

At present, the Group owns the entire interests in Zouxian Plant (with a total installed capacity of 2,430MW comprising three 300MW units, one 330MW unit and two 600MW units), Shiliquan Plant (with a total installed capacity of 1,237.5MW comprising four 125MW units, one 137.5MW unit and two 300MW units) and Laicheng Plant (with a construction scale of 1,200MW, of which the first two 300MW units have commenced operation, the third and the fourth 300MW units are under construction). In addition to the above three wholly-owned plants, the Group also holds 55% equity interest in Qingdao Plant Phase I (comprising two 300MW units) and 30% equity interest in Weifang Plant Phase I (comprising two 300MW units).

In addition to the power plants mentioned above, the Group has newly invested and acquired other projects in Shandong Province including 70% equity interest in Shandong Zhangqiu Power Company Limited (comprising two 135MW generating units under construction), the entire interest in Zibo SIPD Power Company Limited (comprising two 88.5MW heat and electricity cogenerating units which have commenced operation and another two 135MW heat and electricity cogenerating units which are under construction) and 30% equity interest in Shandong Tengzhou Xinyuan Power Company Limited ("Xinyuan") (comprising one 33MW heat and electricity cogenerating unit which has already commenced operation and another two 135MW heat and electricity cogenerating units which are under construction) together with 60% of the development right of its proposed new project (after injecting capital in an amount of approximately RMB120 million in the expansion projects of Xinyuan in accordance with the investment ratio of the Company in Xinyuan, the Company holds 54.49% equity interest in Xinyuan). These investments and acquisition transactions were completed in January 2002.

The above power plants are all strategically located in the vicinity of the major mines or electricity load centres within Shandong Province.

In 2001, the Group adhered to the principle of "developing in the regions which are relatively centralised geographically for integration in the future" in selecting development projects and implemented the regional development strategy of expanding to other regions in the PRC with a view to seeking development opportunities in other parts of the world. Furthermore, the Group grasped the unprecedented opportunities of the "Grand Western Development", "Electricity Transmission from Western China to Eastern China" and "Electricity Transmission from Guizhou to Guangdong" and has preliminarily agreed in principle with the relevant investing party in Guizhou to jointly develop and construct Nayong Power Plant (with an installed capacity of four 300MW coal-fired generating units which are under construction) and Nayong No. 2 Power Plant (with a planned capacity of four 300MW coal-fired generating units). The two power plants mentioned above are strategically located in the major coalmine area, namely Nayong County in Guizhou Province. Being one of the two hundred major coal counties in the PRC, Nayong County is rich in coal reserve. These two plants are important projects of "Electricity Transmission from Guizhou to Guangdong". The Group has been developing electricity market opportunities outside Shandong Province and has implemented the plan of cross regional development.

In 2001, management of the power plants of the Group maintained its leading position in the PRC. A total of 152 generating units from 56 power plants of the State participated in the 30th Large-scale Thermal Power Units (with unit capacity of 300MW and above) Competition of the PRC for the Year 2000. These generating units were examined in accordance with such capabilities as operating efficiency, safe operating period and production rate of the units. Altogether 48 generating units won prizes in the competition. The rate of winning prize was about 31.6%. A total of twelve 300MW and 600MW generating units of the Group participated in this competition and 10 of which won prizes. The rate of winning prize of the Group reached 83.3%. The fifth unit of Zouxian Plant won top-rank prize (first prize) for 600MW generating units and the second unit of Qingdao Plant won top-rank prize (first prize) for domestically produced 300MW generating units.



Shareholding and Corporate Structure


Shandong Electric Power (Group) Corporation
53.56%
Shandong International Trust and Investment Corporation ("SITIC")
17.19%
Shandong Luneng Development Group Co. Limited
1.65%
Zaozhuang City Infrastructure Investment Company
0.38%
Holders of H shares
27.22%
Shandong International Power Development Company Limited
100%
Zouxian Plant 2,430MW
100%
Laicheng Plant 600MW (600MW is under construction)
55%
Qingdao Plant 600MW
54.49%
Shandong Tengzhou Xinyuan Power Company Limited 33MW (270MW is under construction)
18.40%
Shandong Luneng Heze Minerals Development Company Limited
100%
Shiliquan Plant 1,237.5MW
30%
Weifang Plant 600MW
100%
Zibo SIPD Power Company Limited 177MW (270MW is under construction)
70%
Shandong Zhangqiu Power Company Limited (270MW is under construction)
13%
Shandong Luneng Fuel (Group) Company Limited









To Shareholder,

The year 2001 is the third consecutive year during which the Group earned stable income and profit growth since the Company has been listed and achieved outstanding operating results due to the support of the government and shareholders as well as the concerted efforts of the management and the staff.

In 2001, the Group continued its commitment in building a good image for the PRC power industry, by striving to become a power producer with top class management. It continued its emphasis on production safety and stability while also improving the safety and efficiency of its operations and reducing operation costs. The Group also optimised its capital utilisation, improved its debt structure, reduced interest expenses and increased its economic efficiency. As a result, the targets of the Group in respect of electricity generation, operation, acquisitions and basic infrastructure have been attained.

For the financial year ended 31 December 2001, electricity generation of the Group amounted to 26.64 million MWh which was calculated according to the proportionate share of interests owned by the Group, representing an increase of approximately 4.67% when compared with the corresponding period of 2000; the operating revenue amounted to approximately RMB7,142 million, representing an increase of approximately 4.08% when compared with the corresponding period of 2000. Despite the influence of such unfavourable factors as increase in fuel costs, net profit of approximately RMB1,379 million was recorded, representing an increase of approximately 3% over the same period of 2000; basic earnings per share were RMB0.262. The Board of Directors recommended payment of a final dividend for the Year 2001 of RMB0.17 per share.

In order to bring about better returns to shareholders and enhance its core competitiveness, the Group endeavours to seek new development opportunities in electricity generation with an aim to maintain its leading position as the largest power producer in Shandong Province. At present, the development projects of the Group are progressing smoothly. The Group has, through investments and acquisitions, acquired the equity interests or assets, in whole or in part, of the existing and newly-constructed generating units of three power plants which are located at Jinan, Zibo and Tengzhou respectively. In addition, the preliminary work in respect of the two 600MW coal-fired units of Zouxian Plant Phase IV and the two 600MW coal-fired units of Weifang Plant Phase II was being implemented as scheduled.

During the year, the Group grasped the unprecedented opportunities of the "Grand Western Development" and "Electricity Transmission from Western China to Eastern China" and has preliminarily agreed in principle with the relevant investing party in Guizhou to jointly develop and construct Nayong Power Plant and Nayong No. 2 Power Plant. The Group has achieved a substantial breakthrough in respect of cross regional development and initiated the strategy of expanding to other regions in the PRC.

The Group is located in Shandong Province, where the growth rate of gross domestic product (GDP) in 2001 was 10.1%, which was 2.8 percentage over the national average of 7.3%. It was the eleventh consecutive year in the province recording a two-digit economic growth rate. Shandong Province, being a coastal province, with its sophisticated transportation network, has an edge in economic development over other provinces. The PRC's accession to the World Trade Organization, the western development strategy and the in-depth reform in the electricity system of the State will further improve the internal economic situation of the PRC and will create splendid opportunities for further development of the Group.

As the development of the electricity market of the PRC will be accelerated in the forthcoming years, the Group will grasp this opportunity in an attempt to further expand the scale, utilize its competitive edge in management and high operating efficiency. Also, the Group will earnestly adhere to the regional development strategy of "developing in the regions which are relatively centralised geograhically for integration in the future", the development implementation strategy of "both acquisitions and constructions of new plants with emphasis placed on economic benefits and scale" and the industry development strategy of "engaging in development of thermal as well as developing hydro-electric power" in an attempt to secure a continuous expansion of the Group and better returns to its shareholders.

I hereby would like to express my gratitude to the management and our staff for their efforts and contribution to our remarkable results. Also , I would like to express my appreciation to the shareholders for their confidence in and immense support towards the Company.

Da Hongxing
Chairman

25 February 2002







Results

For the year ended 31 December 2001, profit attributable to shareholders of Shandong International Power Development Company Limited (the "Company") and its subsidiaries (the "Group") amounted to approximately RMB1,379 million, representing an increase of approximately 3% over the same period of 2000, and earnings per share were RMB0.262.

Power Generation

Electricity generation of the Group during 2001 amounted to 26.64 million MWh which was calculated according to the proportionate share of interests owned by the Group, representing an increase of approximately 4.67% over the same period of 2000. The average facility utilisation hours of the power generation facilities of the Group were 5,626 hours, which was 142 hours more than those of the grid average in Shandong Province.

The reasons for growth in power generation of the Company include (i) the annual electricity generation contributed by the second generating unit of Laicheng Plant for the entire year of 2001 whereas its contribution in 2000 was for a period of only three months; (ii) the further improvement in the safety production level as well as an increase in the equivalent availability factor of the generating units; and (iii) the steady increase in the total power consumption of the whole society of Shandong Province.

The growth in electricity generation of the Group in 2001 paved the way for its remarkable operating results.

Operating Revenue

In 2001, the total amount of electricity sold by the Group to the grid was 25.08 million MWh, representing an increase of approximately 4.8% over the same period of the previous year (23.93 million MWh). The operating revenue for the year amounted to approximately RMB7,142 million, representing an increase of approximately 4.08% over the corresponding period of 2000.

Basic Infrastructure and Development Projects

The Group has been endeavouring to seek new business opportunities in order to expedite the development of the Company and to strengthen and improve its competitiveness, and the development projects were progressing smoothly. In addition to ensuring that the existing projects which are under construction in the initial stage are progressing as scheduled, the Group has also, through investments and acquisitions, acquired and owned the equity interests or assets, in whole or in part, of three power plants in Shandong Province in 2001. Furthermore, the Group has preliminarily agreed in principle with the relevant investing party in Guizhou to jointly construct Guizhou Nayong Power Plant and Nayong No. 2 Power Plant.

1. Construction in Progress

The construction progress of the Group's construction projects was undertaken smoothly. The construction work of the third and fourth 300MW units of Laicheng Plant, which are wholly-owned by the Group, was in progress as scheduled. The budgeted cost of the project is RMB2,349,890,000. As at 31 December 2001, the construction cost incurred in this project by the Group amounted to RMB887,069,000, representing 37.75% of the total budgeted cost. In 2002, the Group will further incur construction cost of RMB987,900,000. It is expected that the third and the fourth units will commence commercial operation in 2002 and 2003 respectively.

2. Newly-invested Projects

In December 2001, the Company entered into an agreement with an investing party, which is independent of the Company or its subsidiaries, any director, chief executive or substantial shareholder of such companies or an associate of any of them, in respect of investment in Shandong Zhangqiu Power Company Limited ("Zhangqiu"), of which two 135MW generating units are under construction, to become its largest shareholder holding its 70% equity interest therein for a consideration of approximately RMB24,281,000. It is expected that the first unit will commence operation in 2002. The Company started to exercise effective control over Zhangqiu as from January 2002.

On 17 December 2001, the Company entered into an agreement with Shandong Luneng Development (Group) Company Limited ("Luneng Development") pursuant to which the Company has agreed to acquire from Luneng Development all the assets owned by Luneng Development in connection with the business operated by Shandong Luneng Development (Group) Company Limited Zibo Branch (which is currently wholly-owned by Zibo SIPD Power Company Limited) for a consideration of RMB74,200,000. These assets, business and liabilities were transferred to Zibo SIPD Power Company Limited, which is, in turn, wholly-owned by the Company, in January 2002. The current installed capacity of Zibo SIPD Power Company Limited is two 88.5MW heat and electricity cogenerating units. In addition, Zibo SIPD Power Company Limited is in the development of its two 135MW heat and electricity cogenerating units and both units are expected to commence operation in 2003.

On 17 December 2001, the Company entered into an agreement with Luneng Development pursuant to which the Company has agreed to acquire from Luneng Development its entire 30% equity interest in Shandong Tengzhou Xinyuan Power Company Limited ("Xinyuan") and 60% of the development right of its proposed new project to construct and develop two 135MW heat and electricity co-generating units in Tengzhou for an aggregate consideration of RMB13,620,000. Upon reorganization of Xinyuan and after injecting capital in an amount of approximately RMB120 million in the expansion projects of Xinyuan in accordance with the investment ratio of the Company in Xinyuan, the Group holds 54.49% equity interest of Xinyuan. The Company started to exercise effective control over Xinyuan as from January 2002. Xinyuan currently operates one 33MW heat and electricity cogenerating unit, and the construction of two new 135MW heat and electricity cogenerating units is in the pipeline. It is expected that the above-mentioned two 135MW units will commence operation in 2003.

2. Newly-invested Projects *(continued)*

Total investment in the six generating units of the three projects mentioned above is estimated to be approximately RMB2,900 million.

On 17 December 2001, the Company entered into an agreement with Shandong Luneng Fuel (Group) Company Limited (the "Fuel Company") pursuant to which the Company has, for a consideration of RMB39 million, agreed to acquire 13% of the enlarged registered capital of the Fuel Company.

3. Preliminary Projects

The Group will develop two 600MW coal-fired generating units of Zouxian Plant Phase IV, which is wholly-owned by the Group. The project proposal of such project has been submitted to the State Development Planning Commission for approval.

The Group has preliminarily agreed with the relevant investing parties to jointly develop the proposed two 600MW coal-fired generating units of Weifang Plant Phase II. It is agreed that the Group will own 60% of the development right of Weifang Plant Phase II. The project proposal has been submitted to the State Development Planning Commission for approval.

4. Guizhou Project

The Group has preliminary agreed in principle with the relevant investing party in Guizhou to jointly construct Guizhou Nayong Power Plant (with an installed capacity of four 300 MW coal-fired generating units which are under construction and are expected to commence operation during 2003 to 2005) and Nayong No. 2 Power Plant (with a planned capacity of four 300MW coal-fired generating units).

Business Outlook

Speeding up growth, developing and renovation, maximizing the profit of the Company are our objectives all along. The development strategies of the Group include:

1. Regional development strategy: concentrating in Shandong Province with a view to expanding to other regions in the PRC which are relatively centraliszed geographically;
2. Industry development strategy: engaging in the development of thermal power as well as developing hydro-electric power and expanding to develop the business of heat and electricity cogeneration appropriately; actively exploring new energy; emphasizing on acquiring new source of energy and investing in power environment conservation and high-tech industries in a prudent manner;
3. Development implementation strategy: both acquisitions and constructions of new plants with emphasis placed on economic benefits and scale.

Business Outlook *(continued)*

In 2002, the Group will adhere to the above formulated development strategies and grasp the unprecedented opportunities of the PRC electricity system reform, the "Grand Western Development" and "Electricity Transmission from Western China to Eastern China" to expedite development, strengthen management, secure and maintain a steady growth of the Group.

The major objectives of the Group in 2002 are as follows:

1. Ensuring the power plants are operated safely and attaining the targets of the Group related to electricity generation scheduled in 2002; maintaining the leading position of the plants in terms of their technological and economic standards.

2. Continuing to enhance management standard and maintaining remarkable results of the Group.

3. Increasing its efficiency in the construction of the third and the fourth 300MW units of Laicheng Plant and the other six 135MW units (including Zhangqiu, Zibo and Xinyuan) invested by the Group in Shandong Province, controlling their construction projects effectively, ensuring quality and minimizing unit costs.

4. Continuing to implement the strategy of cross regional development and actively procuring the development projects in Guizhou Province.

5. Continuing to enhance the efficiency of the generating units through technological advancement.

6. Strengthening management in finance and funding, providing sufficient funds required for the development projects of the Company and optimizing its debt structure.

7. Continuing to strengthen the exchange of ideas as well as co-operation with Mirant Corporation.

Chen Jianhua
General Manager

25 February 2002



Macroeconomic and electricity demand

The economy of the PRC maintained steady growth in 2001. GDP of the State amounted to approximately RMB9,600 billion, representing an increase of 7.3% over 2000. GDP of Shandong Province was RMB943.8 billion, representing an increase of 10.1% over 2000, and was 2.8 percentage over the national average. It was the eleventh consecutive year in the province recording a two-digit economic growth rate.

In 2001, the power consumption of the whole society of Shandong Province was 110.45 million MWh, representing an increase of 8.11% over 2000. The industrial sector of Shandong Province consumed 82.49 million MWh, representing an increase of 7.64% over the same period of last year and accounted for 74.68% of the total power consumption by Shandong Province. The agriculture, fisheries and water conservancy industries consumed 5.95 million MWh, representing an increase of 10.31% over the same period of last year and accounted for 5.39% of the total power consumption by Shandong Province. The power consumed by the urban and rural residents was 13.04 million MWh, representing an increase of 6.39% over the same period of last year and accounted for 11.8% of the total power consumption by Shandong Province. As at 31 December 2001, the total installed capacity of Shandong Province reached 21,013.93MW, representing an increase of 4.65% over 2000.

Operating revenue and profit

In 2001, the Group enhanced its management, stringently controlled all the expenses and attained the operating targets of the Group. The total amount of electricity sold by the Group to the grid under proportionate sharing was 25.08 million MWh. The operating revenue for the year amounted to approximately RMB7,142 million, representing an increase of approximately 4.08% over the corresponding period of 2000. Net profit increased by RMB40 million to RMB1,379 million, representing an increase of approximately 3% over the corresponding period of the previous year. The increase in profit is mainly attributable to the increase in electricity generation, the achievement of better cost control and the reduction in finance costs during the year.

Operating costs

During the year 2001, unit operating cost of the Group amounted to RMB182.58/MWh, representing an increase of 3.74% over 2000.

In 2001, fuel cost for generation increased by 10.5% over 2000 amounting to RMB2,097 million as a result of an increase in electricity generation and increase in the prices of coal for power generation. Unit fuel cost was RMB83.61/kWh, representing an increase of 5.43% over 2000. The Group had enhanced the management of its facilities and upgraded its technology in order to reduce fuel consumption. As a result, part of the increased unit fuel cost caused by increase in coal prices had been set off.

Operating costs *(continued)*

Depreciation and amortisation cost in 2001 increased by 4.13% over 2000 to RMB1,050 million primarily due to the full year's operating effect of Laicheng's new generating unit which commenced operation in September 2000.

Expenses for maintenance and routine repairs mainly comprised expenses for major and minor overhauls and other expenses for routine repairs. In 2001, such expenses rose by 13% to RMB479 million over 2000 primarily due to the increase in planned major overhauls.

In 2001, wages and staff welfare amounted to RMB222 million, representing an increase of approximately RMB49,193,000 over 2000 primarily due to increase in average wages of the Company's staff and increase in the number of staff.

Sales and administration expenses totalled RMB531 million, representing an increase of 6.38% over 2000 primarily due to the increase in electricity generation causing a corresponding increase in grid expenses and the increase in technology development expenses.

Interest

Interest income of the Group for 2001 totalled RMB120 million and interest expenses borne by the Group in 2001 amounted to RMB631 million which had decreased by RMB98,072,000 from 2000. Decline in interest expenses is primarily due to the scheduled repayment of part of its long-term loan.

Indebtedness

As at 31 December 2001, the borrowing of the Group totalled RMB9,299 million, of which US$234 million was loans in US dollars. The net liability to equity ratio was 38.7% (which was calculated based on loans less cash and cash equivalent and fixed deposits and divided by loans and owners' equity).

In order to further reduce the finance costs and to optimize the debt structure of the Company, the Company made partial repayment in January 2002 for a loan in the sum of US$208.5 million advanced by the World Bank which was on-lent through the Ministry of Finance.

Production, operation and safety

In 2001, the electricity generation of the Group (calculated according to the proportionate share of interests owned by the Group) amounted to 26.64 million MWh, representing an increase of approximately 4.67% over 2000. The equivalent availability factor of the generating units was 93.20%; the equivalent forced suspension rate was 0.35%; the average utilisation hours of the generation units attained 5,626 hours, being 142 hours more than those of the grid average in Shandong Province.

In 2001, the Group's operation safety maintained at satisfactory level. As at 31 December 2001, none of the power plants of the Group had any unsafe incidents throughout the year.

In 2001, a total of 4 major overhauls and 11 minor overhauls were undertaken with respect to the generating units of the Group resulting in a planned overhaul rate of 6.32%, representing an increase of 1.04 percentage points over 2000.

Technological upgrade projects

In 2001, the technological upgrade projects of the Group progressed smoothly. The purpose of these upgrade projects by the Group was to enhance operation safety of the facilities and the production efficiency of the generating units. The Group had introduced new technology to upgrade some of its steam turbine generating units and the effect was satisfactory.

After implementation of technological improvement in respect of energy saving and increase in capacity, the standard generation coal consumption rate of the second unit of Shiliquan Plant was reduced by approximately 15g/kWh on average and the unit capacity was increased by 12.5MW to 137.5MW; the standard generation coal consumption rate of the fourth unit of Zouxian Plant was reduced by approximately 18g/kWh on average and the unit capacity was increased by 30MW to 330MW. The rated capacity of the above two units have been changed to 137.5MW and 330MW respectively.

The major proposed technology upgrade projects to be undertaken by the Group during 2002 include:

1. Technological improvement in respect of energy saving and increasing the capacity of the first and the third units of Zouxian Plant;

2. Technological improvement in respect of energy saving and increasing the capacity of the third and the fourth units of Shiliquan Plant;

3. Waste water recycle project of Shiliquan Plant.

Operation statistics

The table below sets out certain operation statistics of the power plants owned by the Group:

Zouxian Plant:

	2001	**2000**	**1999**
Installed capacity at year end (MW)	2400	2400	2400
Amount of electricity generated ('million MWh)	13.56	13.45	13.16
On-grid electricity generation ('million MWh)	12.81	12.68	12.37
Available hours	8044	8316	7589
Operating hours	7804	7967	7400
Average utilisation hours	5650	5605	5481
Capacity factor (%)	66.05	63.80	62.57
Load factor (%)	72.40	70.34	74.07
Equivalent availability factor (%)	93.87	94.71	86.48
Standard generation coal consumption (g/kWh)	334.9	342.1	346.0

Shiliquan Plant:

	2001	**2000**	**1999**
Installed capacity at year end (MW)	1225	1225	1225
Amount of electricity generated ('million MWh)	6.76	6.71	6.31
On-grid electricity generation ('million MWh)	6.33	6.26	5.88
Available hours	8205	8241	7564
Operating hours	7777	7727	7150
Average utilisation hours	5521	5475	5150
Capacity factor (%)	63.81	63.21	60.30
Load factor (%)	71.00	70.86	72.04
Equivalent availability factor (%)	94.79	95.15	88.56
Standard generation coal consumption (g/kWh)	359.4	364.0	365.3

Operation statistics *(continued)*

Laicheng Plant:

	2001	2000	1999
Installed capacity at year end (MW)	600	600	300
Amount of electricity generated ('million MWh)	3.40	2.27	0.04
On-grid electricity generation ('million MWh)	3.19	2.11	0.04
Available hours	7951	5288	520
Operating hours	7653	5234	520
Average utilisation hours	5660	5836	129
Capacity factor (%)	64.61	66.55	19.51
Load factor (%)	73.95	70.38	19.51
Equivalent availability factor (%)	90.76	94.92	100
Standard generation coal consumption (g/kWh)	344.9	355	385.0

Note: The first unit of Laicheng Plant commenced operation on 10 December 1999;
The second unit of Laicheng Plant commenced operation on 27 September 2000.

Qingdao Plant:

	2001	2000	1999 (July - December)
Installed capacity at year end (MW)	600	600	600
Amount of electricity generated ('million MWh)	3.40	3.64	1.66
On-grid electricity generation ('million MWh)	3.20	3.43	1.55
Available hours	7784	8359	4331
Operating hours	7717	8186	3761
Average utilisation hours	5661	6074	2760
Capacity factor (%)	64.62	69.15	62.5
Load factor (%)	73.35	74.20	73.38
Equivalent availability factor (%)	88.86	95.16	98.07
Standard generation coal consumption (g/kWh)	334.2	338.9	343.1

Operation statistics *(continued)*

Weifang Plant:

	2001	**2000**	**1999 (October - December)**
Installed capacity at year end (MW)	600	600	600
Amount of electricity generated ('million MWh)	3.51	3.60	0.71
On-grid electricity generation ('million MWh)	3.30	3.38	0.66
Available hours	8246	8140	1677
Operating hours	7965	7910	1667
Average utilisation hours	5849	5991	1176
Capacity factor (%)	66.77	68.21	53.26
Load factor (%)	73.44	75.74	70.53
Equivalent availability factor (%)	94.14	92.64	75.96
Standard generation coal consumption (g/kWh)	350.0	351.2	353.1

The Directors have pleasure in presenting their annual report together with the audited financial statements for the year ended 31 December 2001.

Principal activities

The principal activities of the Company and its subsidiaries (the"Group") and its jointly controlled entities are the generation and sale of electricity which is all fed into the Shandong Provincial Grid operated by Shandong Electric Power (Group) Corporation ("SEPCO"), the immediate holding company of the Company. SEPCO determines to whom the electricity is sold.

As the Group is located, and operates one single business, in Shandong Province, the People's Republic of China ("PRC"), no segmental reporting is included in the financial statements.

The profit of the Group for the year ended 31 December 2001 and the state of the Group's and the Company's financial affairs as of that date prepared in accordance with International Accounting Standards ("IAS") are set out in the financial statements on pages 43 to 87.

Dividends

The Board of Directors recommended payment of a final dividend of RMB0.17 per share (totalled RMB893,534,000) for the financial year ended 31 December 2001 (2000: a final dividend of RMB0.058 per share, totalled RMB304,853,000). This dividend distribution proposal is subject to approval by the shareholders of the Company at the Annual General Meeting to be held on Tuesday, 16 April 2002.

Final dividend for domestic shares will be distributed and paid in Renminbi whereas dividend for H shares will be declared in Renminbi and paid in Hong Kong dollars (at the average exchange rate of Renminbi to Hong Kong dollars as quoted by the People's Bank of China for the week immediately preceding Tuesday, 16 April 2002). The final dividend for 2001 will be distributed to shareholders of the Company whose names appear on the register of members of the Company at the close of business on Monday, 15 April 2002. The register of members of the Company will be closed from Friday, 15 March 2002 to Monday, 15 April 2002 (both days inclusive) during which no share transfer will be registered. Registered holders of H shares of the Company should lodge their instruments of transfer and the relevant share certificates with the H share registrar of the Company, i.e. Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, by 4:00 p.m. on Thursday, 14 March 2002 for the entitlement to receive the final dividend. The final dividend will be distributed on Friday, 26 April 2002.

An interim dividend of RMB0.02 per share (totalled RMB105,122,000) for the year 2001 (2000: an interim dividend of RMB0.02 per share, totalled 105,122,000 and a special interim dividend of RMB0.228 per share, totalled RMB1,198,387,000) was distributed on 9 November 2001.

Subsidiaries and jointly controlled entities

Particulars of the Company's subsidiaries and jointly controlled entities at 31 December 2001 are set out in notes 16 and 17 respectively on the financial statements.

Bank loans and other borrowings

Details of bank loans and other borrowings of the Group and the Company as at 31 December 2001 are set out in note 23 on the financial statements.

Interest capitalised

Details relating to the interest capitalised by the Group during the year of 2001 are set out in note 7 on the financial statements.

Property, plant and equipment

Details relating to movements in property, plant and equipment of the Group and the Company during the year of 2001 are set out in note 13 on the financial statements.

Reserves

Details relating to movements in reserves of the Group and the Company for the year ended 31 December 2001 and details of distributable reserves of the Company as at 31 December 2001 are set out in note 26 on the financial statements.

Donations

During the year of 2001, the Group made donations for charitable purposes amounting to an aggregate of approximately RMB60,000 (2000: RMB20,000).

Employees' retirement plans

Details of the Group's employees' retirement plans are set out in note 29 on the financial statements.

Pre-emptive rights

According to the articles of association of the Company and the laws of the PRC, no rules relating to pre-emptive rights exist which require the Company to offer and issue new shares to the existing shareholders of the Company in proportion to their respective shareholding interests in the Company.

Staff housing

The relevant housing reform policy promulgated by the PRC government was implemented by the Group. During the year of 2001, no material loss was incurred by the Group from its sale of staff quarters.

Share capital

Details of the share capital of the Company are set out in note 26 on the financial statements.

Use of proceeds

As disclosed in the annual report of the Company for the year 2000, as at 31 December 2000, all the proceeds resulting from issue of shares were totally used by the Company. The Company did not issue any shares nor proceed with any fund raising activities in 2001.

Major customers and suppliers

All electricity generated by the Group was sold to SEPCO.

Purchases made by the Group in 2001 were mainly made from three suppliers. Among them, Shandong Luneng Fuel (Group) Company Limited, a company controlled by SEPCO, was the Group's largest supplier and responsible for the supply of coal required by the Group. It accounted for 87% of the Group's total purchases in 2001.

Save as disclosed above, none of the Directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interest in these suppliers or customers of the Company at any time during the year of 2001.

Shareholdings of substantial shareholders

As at 31 December 2001, substantial shareholders who held 10% or more of any class of the share capital of the Company were as follows:

Name of shareholder	Shares	Number of shares held	Percentage of the total number of shares of the Company in issue as at 31 December 2001	Percentage of the total number of domestic shares of the Company in issue as at 31 December 2001	Percentage of the total number of H shares of the Company in issue as at 31 December 2001
SEPCO	Domestic shares	2,815,075,430	53.56%	73.60%	—
Shandong International Trust and Investment Corporation	Domestic shares	903,443,970	17.19%	23.62%	—
HKSCC Nominees Limited (Note 1)	H shares	899,785,000	17.12%	—	62.88%
Mirant (SIPD) Investment, Inc. (Note 2)	H shares	525,083,000	9.99%	—	36.69%

Note 1: According to the record of HKSCC Nominees Limited, the H shares held by it were held on behalf of a number of persons and, to the knowledge of the Company, none of whom individually owned or held 10% or more of the total number of H shares of the Company in issue as at 31 December 2001.

Note 2: Mirant (SIPD) Investment, Inc. is a wholly-owned subsidiary of Mirant Corporation, the foreign strategic investor of the Company.

The aforesaid interests and the relevant information were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance").

Save as disclosed above, the Directors are not aware of any person (other than the Directors, chief executive, senior management or supervisors of the Company) who as at 31 December 2001 was interested in 10% or more of any class of share capital of the Company which was required to be recorded in the register of interests of the Company pursuant to Section 16(1) of the SDI Ordinance.

Directors, supervisors, chief executive and senior management and their interests in shares

The following table sets forth certain information concerning the existing Directors, supervisors and senior management of the Company. All Directors and supervisors are currently serving a term of three years, renewable upon re-election and reappointment every three years.

Name	Position with the Company	Change during 2001
Da Hongxing	Executive Director and Chairman	(appointed on 26 February 2001)
Tian Peiting	Executive Director and Vice Chairman	(appointed as Vice Chairman on 26 February 2001)
Chen Jianhua	Executive Managing Director	
Lin Mingshan	Executive Director	
Fu Yijun	Non-executive Director and Vice Chairman	
Li Ruge	Non-executive Director	
Zhao Wenan	Non-executive Director	
Cui Jiaoshan	Non-executive Director	
Zhang Bingju	Non-executive Director	
Henry T.E. Coolidge, Jr.	Non-executive Director	(appointed on 26 April 2001)
Cui Jianbo	Non-executive Director	(appointed on 26 November 2001)
Ding Changhao	Independent non-executive Director	
Kung Shaindow	Independent non-executive Director	
Feng Lanshui	Chairman of the Supervisory Committee	
Xu Qingzao	Member of the Supervisory Committee	
Zheng Feixue	Member of the Supervisory Committee	
Zhou Lianqing	Company Secretary	
Zhong Tonglin	Deputy General Manager	
Zhu Fangxin	Chief Accountant and Chief Supervisor of Financial Affairs	
Wang Wenqi	Deputy General Manager	

Mr. Tian Peiting resigned from the office of the Chairman on 26 February 2001. Mr. Li Yuting, the ex-Vice Chairman, resigned from his office as a director of the Company on 16 January 2001. Mr. Da Hongxing was appointed as a director of the Company at the extraordinary general meeting of the Company held on 26 February 2001. The Board of Directors resolved to elect Mr. Da Hongxing as the Chairman and Mr. Tian Peiting as the Vice Chairman of the Company on the same day with effect from 26 February 2001.

Mr. Frederick D Kuester and Ms. Yang Renxiang, two previous non-executive directors of the Company, resigned from their office as directors of the Company on 26 April 2001 and 26 November 2001 respectively. Mr. Henry T.E. Coolidge, Jr. was appointed as a director of the Company at the 2000 annual general meeting of the Company held on 26 April 2001 and Mr. Cui Jianbo was appointed as a director of the Company at the extraordinary general meeting of the Company held on 26 November 2001.

The Directors' and supervisors' remuneration for the year ended 31 December 2001 is set out in note 8 on the financial statements.

As at 31 December 2001, none of the Directors, supervisors, chief executive or senior management of the Company and their associates had any beneficial interest in the issued share capital or debt securities of the Company and/or any associated corporation (within the meaning as defined in the SDI Ordinance) which were required to be entered in the register of interest maintained by the Company pursuant to section 29 of the SDI Ordinance or which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the year of 2001 and as at 31 December 2001, none of the Directors, supervisors, chief executive or senior management of the Company or any of their respective spouses or children under 18 years of age were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for any share capital or debt securities of the Company.

The biographical details in respect of the existing Directors, supervisors and senior management of the Company are set out on pages 35 to 39.

The 2001 Annual General Meeting of the Company will be held on 16 April 2002 for the purpose of, among other things, considering and approving the re-appointments of Mr. Da Hongxing, Mr. Fu Yijun, Mr. Tian Peiting, Mr. Chen Jianhua, Mr. Li Ruge, Mr. Zhang Bingju, Mr. Cui Jianbo, Mr. Henry T.E. Coolidge, Jr., Mr. Lin Mingshan, Mr. Ding Changhao and Mr. Kung Shaindow as directors of the Company, the appointments of Mr. Wang Guisheng and Mr. Geng Yuanzhu as directors of the Company and the re-appointments of Mr. Feng Lanshui and Mr. Xu Qingzao as supervisors of the Company, all for a term of three years. Their persional particulars are contained in the Notice of Annual General Meeting dated 25 February 2002 issued by the Company.

Directors' and supervisors' interests in contracts

No contract of significance or proposed contracts of significant, to which the Company or any of its subsidiaries, holding companies or jointly controlled entities was a party and in which a Director or supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year ended 31 December 2001.

Service contracts of the Directors and supervisors

No Director or supervisor who will be elected and re-appointed at the Annual General Meeting to be held on 16 April 2002 has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Connected transactions

During the year of 2001, the Company entered into the following transactions which constituted connected transactions for the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"):

1. Luneng Centre Agreement

On 11 October 2001, the Company entered into an agreement (the "Luneng Centre Agreement") with Shandong Luneng Property Corporation ("Luneng Property"). Pursuant to the Luneng Centre Agreement, the Company agreed to pay to Luneng Property an aggregate of RMB30,000,000 (approximately HK$28,286,000) (subject to adjustments for variations of the construction work) to partially finance the construction of Luneng Centre. Luneng Centre is a 13-storey modern integrated office building constructed by Luneng Property in Jinan, Shandong Province, the PRC. Upon completion of the construction, Luneng Property shall transfer, at no further consideration, the title and the property of one level of Luneng Centre to the Company, which intends to use as its office premises. The terms of the Luneng Centre Agreement were negotiated on an arm's length basis and on normal commercial terms in the ordinary and usual course of business of the Company. The consideration was deteremined based on a proportional amount of the estimated total investment cost for the construction of one level, out of 13 levels, of Luneng Centre and was funded out of the Company's internal resources.

As Luneng Property is an associate of SEPCO, the entering into by the Company of the Luneng Centre Agreement constituted a connected transaction for the Company under the Lisitng Rules.

2. The Laicheng Plant Phase II Construction Agreements

On 11 October 2001, Laicheng Plant entered into the following agreements:

(a) a construction agreement with Shandong Electric Power No. 2 Construction Engineering Company (the "No. 2 Construction Engineering Company") pursuant to which Laicheng Plant agreed to engage the No. 2 Construction Engineering Company to provide services for the construction work of the public systems and ancillary facilities of phase II of Laicheng Plant for an aggregate consideration of approximately RMB254,177,000 (approximately HK$239,654,000) (subject to adjustments for variations of the construction work), approximately 80% of which was funded out of unsecured bank loans to the Company with the balance funded out of the Company's internal resources; and

(b) a construction agreement with Shandong Electric Power No. 3 Construction Engineering Company (the "No. 3 Construction Engineering Company") pursuant to which Laicheng Plant agreed to engage the No. 3 Construction Engineering Company to provide services for the construction work of the principal portion of phase II of Laicheng Plant for an aggregate consideration of approximately RMB338,333,000 (approximately HK$319,002,000) (subject to adjustments for variations of the construction work), approximately 80% of which was funded out of unsecured bank loans to the Company with the balance funded out of the Company's internal resources.

As each of the No.2 Construction Engineering Company and the No.3 Construction Engineering Company is a wholly-owned subsidiary of SEPCO, which is a connected person of the Company, the entering into of each of the above construction agreements constituted connected transactions for the Company under the Listing Rules and agreements were conditional upon approval by shareholders of the Company (excluding SEPCO and its associates).

The details of the above construction agreements and the transactions contemplated thereunder are contained in an announcement and a circular of the Company dated 11 October 2001 and 1 November 2001 respectively. Such transactions were approved by shareholders of the Company at the extraordinary general meeting held on 26 November 2001.

3. The Xinyuan Agreement

On 17 December 2001, the Company entered into an agreement with Shandong Luneng Development (Group) Company Limited ("Luneng Development") pursuant to which the Company agreed to acquire from Luneng Development its entire 30% equity interest in Shandong Tengzhou Xinyuan Power Company Limited ("Xinyuan") and 60% of the development right of its proposed new project to construct and develop two 135MW heat and electricity co-generating units in Tengzhou for an aggregate consideration of RMB13,620,000. Such consideration was determined after arm's length negotiation based on the unaudited net asset value of Xinyuan and was funded out of the Company's internal resources. The Company started to excerise effective control over Xinyuan as from January 2002.

As Luneng Development is a promoter and, hence, a connected person, of the Company, the entering into of the above agreement constituted a connected transaction for the Company under the Listing Rules.

4. The Zibo Agreement

On 17 December 2001, the Company entered into an agreement with Luneng Development pursuant to which the Company agreed to, for a consideration of RMB74,200,000, acquire from Luneng Development all the assets owned by Luneng Development in connection with the business operated by Shandong Luneng Development (Group) Company Limited Zibo Branch (which is currently wholly-owned by Zibo SIPD Power Company Limited, "Zibo SIPD"), including but not limited to all of its fixed and current assets, contractual rights (including the right owned by Luneng Development through the branch to construct and develop two 135MW heat and electricity cogenerating units in Zibo, Shandong Province, the PRC) and liabilities (the "Zibo Assets"). The consideration of RMB74,200,000 was deteremined principally based on the unaudited net asset value of the Zibo Assets as a result of the arm's length negotiation between the parties and was funded out of the Company's internal resources. These assets, business and liabilities were transferred to the Zibo SIPD, which is in turn, wholly-owned by the Company, in January 2002.

As Luneng Development is a promoter and, hence, a connected person, of the Company, the entering into of the above agreement constituted a connected transaction for the Company under the Listing Rules.

5. The Luneng Fuel Agreement

On 17 December 2001, the Company entered into an agreement with Shandong Luneng Fuel (Group) Company Limited (the "Fuel Company") pursuant to which the Company has, for a consideration of RMB39 million, agreed to acquire 13% of the enlarged registered capital (in the amount of RMB300 million) of the Fuel Company.The consideration of RMB39 million represented 13% of the enlarged registered capital of the Fuel Company and was funded out of the Company's internal resources.

As the Fuel Company was, as at the date of the above agreeement, owned as to 49% by Luneng Development and was therefore an associate of Luneng Development. As Luneng Development is a promoter and, hence, a connected person, of the Company, the Fuel Company was also a connected person of the Company, and the entering into of the above agreement constituted a connected transaction for the Company under the Listing Rules.

Connected transactions which are the subject of exemption under the Listing Rules and material contract with SEPCO

Connected transactions

Apart from the transactions disclosed above, most of the transactions undertaken by the Group and its jointly controlled entities during the year ended 31 December 2001 were entered into with SEPCO or entities controlled by it on such terms as have been agreed between the relevant parties. Under the Listing Rules, the above parties are connected persons of the Company and the relevant transactions constituted connected transactions for the Company. Details of these transactions which are required by Rule 14.25(1) of the Listing Rules to be disclosed herein are set out below and in note 28 on the financial statements.

	Note	**2001** **RMB'000**	2000 RMB'000
Sale of electricity	i	**7,142,341**	6,862,545
Interconnection and despatch management fees	ii	**76,185**	72,104
Purchase of coal, including handling fees	iii	**2,102,879**	1,916,916
Coal field management fee	iv	**90,408**	75,240
Repairs and maintenance services	v	**240,681**	235,623
Technical supervision, assistance and testing services	vi	**14,812**	13,928
Electricity consumed	vii	**17,865**	14,046
Construction costs and equipment costs paid	viii	**313,395**	331,000
Staff training	ix	**997**	1,796
Operating lease charges on office premises	x	**1,230**	1,117

Connected transactions *(continued)*

(i) All electricity generated by the Group was sold to SEPCO. See note 28 on the financial statements for details.

(ii) See note 28 on the financial statements for details of interconnection and despatch management fees paid to SEPCO.

(iii) Shandong Luneng Fuel (Group) Company Limited (the "Fuel Company"), a company controlled by SEPCO, was responsible for purchasing fuel required for the Group and its jointly controlled entities. The cost of coal charged was determined based on the actual purchase price plus a handling fee of 5% of the actual purchase price.

(iv) The Fuel Company was also responsible for the daily management of the Group's and its jointly controlled entities' coal fields. The management fee payable was determined annually in advance with the aim of reimbursing the costs incurred by the Fuel Company in carrying out its duties.

(v) Shandong Electric Power Hong Yuan Electricity Generation Overhaul Company Limited (the "Overhaul Company"), which is controlled by SEPCO, was responsible for the repair and maintenance works, including major overhauls, of the Group and its jointly controlled entities. The amount payable was determined on a cost reimbursement basis.

(vi) The Shandong Electric Power Scientific Research Institute (the "Research Institute"), which is controlled by SEPCO, was responsible for the provision of technical supervision, assistance and testing services to the Group and its jointly controlled entities. Such services were charged at a rate of RMB3.66 per KW (including value-added tax) of installed capacity per year.

(vii) The Group and its jointly controlled entities purchased electricity from SEPCO at the published tariff rates for use in certain of its operations and for its head office and staff quarters where they are located in areas under the cover of the grid operated by SEPCO.

(viii) Shandong Electric Power No.1 Construction Engineering Company, a subsidiary of SEPCO, was responsible for the construction of ancilliary facilities (including the railway system, ash fields and dust removing systems) of Zouxian Plant and Shiliquan Plant.

The construction work of the third and the fourth units of Laicheng Plant Phase II was principally carried out by Shandong Electric Power No. 2 Construction Engineering Company and Shandong Electric Power No. 3 Construction Engineering Company, both of which are controlled by SEPCO. See note 28 on the financial statements for details.

Connected transactions *(continued)*

(ix) From time to time, the Group and its jointly controlled entities sent certain of their employees to the Research Institute and the Staff Education and Training Centre for technical training.

(x) Shandong Luneng Property Corporation, which is controlled by SEPCO, leased to the Company office premises on the 7th and 15th floors of the SEPCO Despatch Buildings at 14 Jingsan Road, Jinan, Shandong Province, the PRC as the headquarters of the Company.

(xi) All materials and equipment for fixed assets improvement works and major overhauls undertaken by the Group were supplied by Shandong Luneng Materials Group Corporation Limited (the "Materials Company") (previously known as Shandong Electric Power Materials Company), which was previously controlled by SEPCO. After completion of a reorganisation of the Materials Company in December 2000, under the Listing Rules, the Materials Company ceased to be a connected person of the Company and the transactions entered into between the Group and the Materials Company did not constitute any connected transaction for the Company.

The independent non-executive Directors of the Company have confirmed to the Board of Directors of the Company that they have reviewed the above connected transactions and have concluded that these transactions had been entered into:

(i) in the ordinary and usual course of business;

(ii) either on normal commercial terms or on terms no less favourable than those available to (or from) independent third parties; and

(iii) on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

Material contract with SEPCO

On 12 January 1999, SEPCO and the Company entered into a letter of undertaking, pursuant to which SEPCO granted to the Company a right to acquire, develop, construct, own and operate, at the Company's option, any or all future power plants in Shandong Province. Further, SEPCO agreed not to compete with the Company in relation to the acquisition, development, construction and operation of power plants located outside the service area of the Shandong Provincial Grid, but power generated by which will be supplied to Shandong Province.

Investment

In December 2001, the Company entered into an agreement with an investing party, which is independent of the Company or its subsidiaries, any director, chief executive or substantial shareholder of such companies or an associate of any of them, in respect of investment in Shandong Zhangqiu Power Company Limited ("Zhangqiu"), of which two 135MW generating units are under construction, to become its largest shareholder holding its 70% equity interest therein for a consideration of approximately RMB24,281,000. It is expected that the first unit will commence operation in 2002. The Company started to exercise effective control over Zhangqiu as from January 2002.

Shandong Luneng Heze Minerals Development Company Limited

Due to the expansion of the business of Shandong Luneng Heze Minerals Development Company Limited ("Heze Minerals") and the need urged for increasing its capital, the Board of Directors of the Company has approved the Company's agreeing to increase the net asset value of Heze Minerals to RMB500 million and approved the Company not to increase its investment in Heze Minerals in this proposed increase in its net asset value. Hence, the equity interest owned by the Company in Heze Minerals has been diluted from 45% to 18.4%.

Repurchase, sale or redemption of securities

During the financial year of 2001, neither the Company nor any of its subsidiaries and their jointly controlled entities has repurchased, sold or redeemed any of the Company's securities (the word "securities" shall have the same meaning as defined in paragraph 1, Part I of Appendix 7 to the Listing Rules).

Financial summaries

Summaries of the results of the Group for each of the five years ended 31 December 2001 and are set out on page 88.

Compliance with the Code of Best Practice

The Company has at any time throughout the year of 2001 complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

Material litigation

The Group was not involved in any material litigation or arbitration during the financial year of 2001. As at 31 December 2001, no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Group.

Practice Note 19

During the financial year of 2001, the Company did not advance any money to any entity which exceeded 25% of the Company's net assets, did not provide any financial assistance or guarantees to affiliated companies which exceeded 25% of the Company's net assets, did not have pledging of shares by the controlling shareholder to secure debts, guarantees or other support of obligations of the Company and did not make any loan agreements imposing specific performance obligations on the controlling shareholder.

Designated deposits and overdue material deposits

As at 31 December 2001, the Group's deposits placed with financial institutions or other parties did not include any designated or trust deposits, or any material deposits which could not be collected upon maturity.

Auditors

The Company has not changed its auditors in any of the preceding three years. A resolution for the reappointment of KPMG Huazhen (previously known as KPMG Peat Marwick Huazhen) and KPMG as domestic auditors and international auditors of the Company respectively for the financial year ending 31 December 2002, is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

Da Hongxing
Chairman
Jinan, Shandong Province
People's Republic of China,

25 February 2002



To Shareholders,

Since the incorporation of the Company, all the three members of the Supervisory Committee have performed their duties in strict compliance with the Company Act of the People's Republic of China, the Articles of Association of the Company and the relevant laws and regulations of Hong Kong in order to safeguard the interests of shareholders and the Company all along.

The Supervisory Committee had attended the Board of Directors' meetings of the Group and learned about the development and operating situation of the Company during 2001. We are of the opinion that the management has kept its promises and abided by the relevant laws. We believe that the management has made a significant contribution to the Company in respect of its operation, development and production management. The committee considers that the Company's management has been performing its duties in an effective and appropriate manner and in the ultimate interests of its shareholders.

The committee has carefully reviewed the financial statements, directors' report, auditors' report and profit distribution proposal which will be submitted for approval by shareholders at the forthcoming annual general meeting of the Company. We considered that:

1. the Company was operated in compliance with the laws and the procedure for decision making was lawful and established a complete internal management system in 2001.

2. all members of the Board of Directors and senior management have performed all their duties diligently, and have implemented all the resolutions passed at the general meetings and the Board of Directors meetings in compliance with the Articles of Association of the Company and the relevant laws and regulations without adversely affecting the interests of the shareholders and employees of the Company.

3. the accounts of the Company were recorded clearly and the information contained was complete, and the figures were reliable which objectively reflected the financial standing and the operating results of the Company and were in compliance with the provisions of the relevant accounting systems. The Supervisory Committee approved the auditors' report of the Company prepared by KPMG without qualification.

The Supervisory Committee will continue to perform its duties and will proceed with its best endeavours to safeguard the interests of the shareholders. The Supervisory Committee is satisfied with the achievements attained by the Group and has confidence in the prospect of the Group.

Feng Lanshui
Chairman of the Supervisory Committee

25 February 2002

Executive Directors



Mr Da Hongxing

Mr Da Hongxing (笪鴻興), aged 58, is a professor-grade senior engineer and is currently the Chairman of the Company and Deputy General Manager of SEPCO. Mr. Da graduated from Nanjing Industrial College in 1967. He has 34-year experience in electric power generation, management and securities finance. Mr. Da had worked at Shandong Boshan Power Plant, Shandong Baiyanghe Power Plant and Shandong Shiheng Power Plant.



Mr Tian Peiting

Mr Tian Peiting (田沛亭), aged 56, is a professor-grade senior engineer and is currently a Vice Chairman of the Company. Mr Tian graduated from Hua Zhong Industrial College. He has 33-year experience in electric power infrastructure, management and securities finance. Before joining the Company, Mr Tian had worked at Shandong Electric and Construction No. 2 Division , Shandong No. 3 Electric and Construction Company, Shandong Nuclear Power Engineering Company, Shandong No. 1 Electric and Construction Company, Shandong Electric Science Research Institute and SEPCO.



Mr Chen Jianhua

Mr Chen Jianhua (陳建華), aged 42, is currently a Director and the General Manager of the Company. Mr Chen graduated from Shandong University of Technology. He has 20-year experience in electric power generation, operating management and securities finance. Before joining the Company, Mr Chen had worked at Qingdao Plant and SEPCO.



Mr Lin Mingshan

Mr Lin Mingshan (林銘山), aged 39, is a senior engineer and is currently a Director of the Company and the General manager of Shandong Luneng Development (Group) Company Limited. Mr Lin graduated from Shandong University of Technology. He has 20-year experience in electric power generation and management. Mr Lin had worked at Shandong Longkou Power Plant, Shandong Laiwu Power Plant and Shandong Zouxian Power Plant.

Non-executive Directors



Mr Fu Yijun

Mr Fu Yijun (傅毅軍), aged 52, is a senior engineer and is currently a Vice Chairman of the Company and the Deputy General Manager of Shandong International Trust and Investment Corporation. Mr. Fu graduated from the Faculty of Electric Power, Shandong University of Technology. He has nearly 30-year experience in electricity supply, equipment maintenance, management, trust and investment. Mr Fu had worked in the Jinan Electricity Bureau and Shandong Electric Power Equipment Factory.



Mr Li Ruge

Mr Li Ruge (李汝革), aged 38, is a senior accountant and is currently a Director of the Company, Director and the Chief Accountant of SEPCO. Mr. Li graduated from Shandong Electric Power School. He has nearly 20-year experience in electric generation and operation management. Mr Li had worked at Shandong Zhanhua Power Plant, Shandong Heze Power Plant, Shandong Luneng Fuel (Group) Company Limited.



Mr Zhao Wenan

Mr Zhao Wenan (趙文安), aged 49, is an economist and is currently a Director of the Company and the Chairman of Weishen Securities Company Limited. Mr. Zhao graduated from Linyi Educational College. He has nearly 20-year experience in electric power generation and operation management. Mr Zhao had worked at the Linyi Electric Power Bureau, the Zaozhuang Electricity Industrial Bureau and Shandong Luneng Development (Group) Company Limited.



Mr Cui Jiaoshan

Mr Cui Jiaoshan (崔焦山), aged 58, is an engineer and graduated from the Dongbei Petrol Institute. He is currently a Director of the Company, the representative of Zaozhuang City Infrastructure Investment Company. Mr. Cui has 30-year experience in energy, chemical engineering, macro-economic management. Mr Cui had worked at the Liaoning Province Jinxi Petrol No. 5 Factory, Shandong Xuecheng Jiaohua Factory and the Zaozhuang City Chemistry Bureau and the Metallurgy and Chemical Works Bureau and Zaozhuang City Planning Committee.

Non-executive Directors *(continued)*



Mr Zhang Bingju

Mr Zhang Bingju (張炳炬), aged 44, is a senior accountant and is currently a Director of the Company and the Deputy General Economist of SEPCO. Mr Zhang joined SEPCO in 1984 and had worked at the Finance Division, Operation Department, Power Supply Department and the Sales Department of Power Supply and Maintenance Company. He has 20-year experience in electric power operation and management.



Mr Henry T. E. Coolidge, Jr.

Mr Henry T. E. Coolidge, Jr. (顧憲利), aged 42, is currently a Director of the Company and the Managing Director of China of Mirant Asia-Pacific Limited. Mr. Coolidge graduated from Mississippi University studying mechanical engineering. He has nearly 20-year experience in energy and electric power. Before joining Mirant Asia-Pacific Limited, Mr. Coolidge had worked at the Atlanta Head Office of Southern Energy Company's Mississippi Power Company and New England Power Company.



Mr Cui Jianbo

Mr Cui Jianbo (崔劍波), aged 38, is a senior accountant and is currently a Director of the Company, Deputy General Manager of the Fund Head Office and the Manager of the Funds Investment and Management Department of Shandong International Trust and Investment Corporation. Mr. Cui graduated from Shandong Economic College. He has nearly 20-year experience in macro-economic, trust and investment management. Mr. Cui had worked at Zibo City Planning Commission and Shandong Planning Commission.



Mr Ding Changhao

Mr Ding Changhao (丁長浩), aged 71, graduated from the Electrical Machinery Faculty of Nanjing Jinling University and is a professor at the Shandong University of Technology. He is currently an independent non-executive Director of the Company. In addition, Mr Ding has been appointed as a director of the China Engineering Education Research Institute, Deputy Head of the Shandong Electrical Machinery Engineering Institute and an Executive Director of the Jinan City Science and Technology Learning Institute.

Non-executive Directors *(continued)*



Mr Kung Shaindow

Mr Kung Shaindow (孔憲鐸), aged 68, received a Doctorate degree in botany from the University of Toronto, Canada, and is a professor of the University of Science and Technology in Hong Kong. He is currently an independent non-executive Director of the Company. Mr Kung had worked at the University of California, Los Angeles and the University of Maryland, Baltimore County. In 1991, Mr Kung was appointed as the Dean of the School of Science in the University of Science and Technology in Hong Kong and the Vice-President of the University of Science and Technology in Hong Kong.

Supervisors



Mr Feng Lanshui

Mr Feng Lanshui (馮蘭水), aged 56, graduated from the Shandong Finance Institute, and is currently the Chairman of the supervisory committee of the Company and is a representative of the shareholders, a director and the Chief Auditor of Shandong International Trust and Investment Corporation. Mr Feng had worked in the Foreign Trade and Finance and Trade Office of Qihe County in Shandong Province and the Shandong Provincial Planning Committee. He has 31-year experience in finance, monetary, macro-economic management and trust and investment.



Mr Xu Qingzao

Mr Xu Qingzao (續慶璪), aged 55, is a Senior Accountant and is currently a member of the Supervisory Committee of the Company and the Deputy Head of Economy and Regulations Department of SEPCO. Mr Xu graduated from Shandong Electric Power School and has 30-year experience in electric power generation and management. Mr. Xu had worked at Qingdao Power Plant and SEPCO.



Ms Zheng Feixue

Ms Zheng Feixue (鄭飛雪), aged 47, graduated from the Northeast Electricity College studying the power plant and electricity system. She is currently a member of the Supervisory Committee of the Company and the Chairwoman of the Trade Union of the Zouxian Power Plant. Ms Zheng has been with Zouxian Power Plant since 1982, and has acted in various capacities. She has 20-year experience in electricity generation and management.

Company Secretary



Mr Zhou Lianqing

Mr Zhou Lianqing (周連青), aged 41, is a senior engineer and graduated from Shandong University of Technology. He is currently the Secretary of the Company. Mr Zhou had worked at the Shandong Xindian Power Plant and SEPCO. He has extensive experience in electric power generation, management, laws and regulations, finance, investors relations and securities management.

Senior Management



Mr Zhong Tonglin

Mr Zhong Tonglin (鍾統林), aged 42, is an engineer and is currently a Deputy General Manager of the Company. Mr Zhong graduated from the Shanghai Electric Power College. He has 20-year experience in electric power infrastructure, design, management and securities finance. Before joining the Company, Mr Zhong had worked at the Shandong Province Electric Power Design Institute, the Shandong Electric Power Infrastructure Company, Shandong No. 3 Electric and Construction Company and SEPCO.



Mr Zhu Fangxin

Mr Zhu Fangxin (祝方新), aged 50, graduated from the Shandong Province School of Finance and Accounting. He is currently the Chief Accountant and Chief Supervisor of Financial Affairs of the Company. Mr Zhu had worked in the finance department of the Shandong Electric Power Bureau, the General Services Company of Shandong Electric Power Bureau, Shandong Luneng Development (Group) Company Limited, SEPCO and Shandong Luneng Electric Power Fuel Company Limited. He has nearly 30-year experience in financial management and securities finance.



Mr Wang Wenqi

Mr Wang Wenqi (王文琦), aged 38, is a senior engineer and is currently a Deputy General Manager of the Company. Mr Wang graduated from Shandong University of Technology studying electrical machanics. He has nearly 20-year experience in electric power examination, research management and securities finance. Before joining the Company, Mr. Wang had worked at the Shandong Electric Power Science and Research Institute and SEPCO.

Legal address	14 Jingsan Road Jinan, Shandong Province People's Republic of China
Authorized representative	Chen Jianhua Zhou Lianqing
Company secretary	Zhou Lianqing
Hong Kong share registrar and transfer office	Hong Kong Registrars Limited 2nd Floor Vicwood Plaza 199 Des Voeux Road Central Hong Kong
Auditors	KPMG Certified Public Accountants 8th Floor, Prince's Building Central Hong Kong
Legal advisers to the Company as to Hong Kong law and United States law	Baker & McKenzie 14th Floor, Hutchison House 10 Harcourt Road Central Hong Kong
as to PRC law	Haiwen & Partners Room 1711, Beijing Silver Tower No. 2 Dong San Huan North Road Chao Yang District Beijing People's Republic of China

Company Publications

The Company's interim and annual reports were published in September and March respectively. Copies of the interim and annual reports will be available at:

PRC	Shandong International Power Development Company Limited 14 Jingsan Road Jinan, Shandong Province People's Republic of China Tel: (86531) 603-5467 Fax: (86531) 603-5469
Hong Kong	Wonderful Sky Public Relations and Financial Consultant Company Limited Unit 2808, 28/F., Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong Tel: (00852) 2851-1038 Fax: (00852) 2815-1352

To the shareholders of Shandong International Power Development Company Limited
(Established in The People's Republic of China with limited liability)

We have audited the financial statements on pages 43 to 87 which have been prepared in accordance with International Accounting Standards.

Respective responsibilities of directors and auditors

The company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the company and of the group as at 31 December 2001 and of the group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Accounting Standards adopted by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 25 February 2002

for the year ended 31 December 2001
(Expressed in Renminbi)

	Note	2001 RMB'000	2000 RMB'000
Turnover	4	**7,142,341**	6,862,545
Operating expenses			
Coal consumption		**(2,096,585)**	(1,897,406)
Depreciation and amortisation		**(1,049,819)**	(1,008,175)
Major overhaul expenses		**(288,593)**	(241,603)
Repairs and maintenance		**(190,448)**	(181,204)
Wages and staff welfare	6	**(221,591)**	(172,398)
Other production expenses		**(114,962)**	(117,923)
Selling and administration expenses		**(531,060)**	(499,232)
Sales related taxes	5	**(85,276)**	(92,601)
		(4,578,334)	(4,210,542)
Operating profit	6	**2,564,007**	2,652,003
Other income	7	**123,561**	139,397
Finance costs	7	**(631,404)**	(729,476)
Non-operating expenses (net)		**(1,960)**	(2,756)
Profit from ordinary activities before taxation		**2,054,204**	2,059,168
Taxation	10(a)	**(674,648)**	(719,815)
Profit from ordinary activities after taxation		**1,379,556**	1,339,353
Minority interests		**(59)**	(119)
Profit attributable to shareholders	26(a)	**1,379,497**	1,339,234
Basic earnings per share	12	**RMB 0.262**	RMB 0.255

The notes on pages 50 to 87 form part of these financial statements.

Consolidated Statement of Recognised Gains and Losses

There was no gain or loss recognised directly in equity during the years ended 31 December 2000 and 2001.

The notes on pages 50 to 87 form part of these financial statements.

as at 31 December 2001
(Expressed in Renminbi)

	Note	**2001** **RMB'000**	2000 RMB'000
Non-current assets			
Property, plant and equipment	13	**13,722,741**	14,297,548
Construction in progress	14	**986,831**	386,427
Intangible assets	15	**287,115**	298,798
Investments	18	**133,039**	—
Deposits and prepayments	19	**213,820**	—
		15,343,546	14,982,773
Current assets			
Inventories	20	**150,584**	175,545
Amount due from SEPCO - trade account	21	**429,760**	109,879
Deposits, other debtors and prepayments		**140,735**	134,324
Tax recoverable	10(b)	**1,438**	4,392
Fixed deposits maturing over three months		**16,338**	1,875,367
Cash and cash equivalents	22	**2,511,024**	1,573,606
		3,249,879	3,873,113
Current liabilities			
Bank loans	23(a)	**1,536,953**	837,691
Current portion of long term loans from shareholders	23(b)	**262,207**	399,591
Current portion of state loan	23(c)	**125,996**	116,960
Current portion of long term other loans	23(d)	**27,765**	168,908
Trade creditors	24	**176,449**	229,636
Other creditors and accruals		**547,808**	745,460
Amount due to SEPCO - other balances		**—**	6,407
Taxation payable	10(b)	**195,794**	325,361
		2,872,972	2,830,014
Net current assets		**376,907**	1,043,099
Total assets less current liabilities carried forward		**15,720,453**	16,025,872

as at 31 December 2001
(Expressed in Renminbi)

	Note	**2001** *RMB'000*	2000 *RMB'000*
Total assets less current liabilities brought forward		**15,720,453**	16,025,872
Long term liabilities			
Bank loans	23(a)	**4,507,960**	4,249,260
Loans from shareholders	23(b)	**600,587**	817,103
State loan	23(c)	**1,714,555**	1,834,747
Other loans	23(d)	**522,558**	533,085
Deferred tax liabilities	25	**169,083**	157,161
		7,514,743	7,591,356
Minority interests		**6,121**	6,062
Net assets		**8,199,589**	8,428,454
Capital and reserves			
Share capital	26(a)	**5,256,084**	5,256,084
Capital reserve	26(a)	**778,040**	778,040
Statutory common reserve	26(a)	**537,457**	398,576
Statutory common welfare fund	26(a)	**230,324**	160,883
Retained profits	26(a)	**1,397,684**	1,834,871
		8,199,589	8,428,454

Approved and authorised for issue by the Board of Directors on 25 February 2002

Da Hongxing
Chairman

Chen Jianhua
Director

The notes on pages 50 to 87 form part of these financial statements.

as at 31 December 2001
(Expressed in Renminbi)

	Note	2001 RMB'000	2000 RMB'000
Non-current assets			
Property, plant and equipment	13	**11,853,217**	12,300,069
Construction in progress	14	**979,550**	382,491
Intangible assets	15	**228,357**	237,340
Interest in subsidiaries	16	**117,771**	45,242
Interest in jointly controlled entities	17	**233,301**	233,301
Investments	18	**130,339**	—
Deposits and prepayments	19	**139,620**	—
		13,682,155	13,198,443
Current assets			
Inventories	20	**121,475**	142,060
Amount due from SEPCO - trade account	21	**372,323**	109,179
Amount due from SEPCO - other balances		**—**	17,868
Deposits, other debtors and prepayments		**67,093**	70,893
Fixed deposits maturing over three months		**16,338**	1,875,367
Cash and cash equivalents	22	**2,373,140**	1,501,397
		2,950,369	3,716,764
Current liabilities			
Bank loans	23(a)	**870,000**	321,000
Current portion of long term loans from shareholders	23(b)	**180,470**	329,010
Current portion of state loan	23(c)	**125,996**	116,960
Trade creditors	24	**154,560**	178,718
Other creditors and accruals		**491,473**	670,243
Taxation payable	10(b)	**190,724**	323,958
		2,013,223	1,939,889
Net current assets		**937,146**	1,776,875
Total assets less current liabilities carried forward		**14,619,301**	14,975,318

as at 31 December 2001
(Expressed in Renminbi)

	Note	**2001** *RMB'000*	2000 *RMB'000*
Total assets less current liabilities brought forward		**14,619,301**	14,975,318
Long term liabilities			
Bank loans	23(a)	**4,271,410**	3,981,410
Loans from shareholders	23(b)	**594,530**	784,890
State loan	23(c)	**1,714,555**	1,834,747
Deferred tax liabilities	25	**2,403**	7,356
		6,582,898	6,608,403
Net assets		**8,036,403**	8,366,915
Capital and reserves			
Share capital	26(b)	**5,256,084**	5,256,084
Capital reserve	26(b)	**778,040**	778,040
Statutory common reserve	26(b)	**537,457**	398,576
Statutory common welfare fund	26(b)	**230,324**	160,883
Retained profits	26(b)	**1,234,498**	1,773,332
		8,036,403	8,366,915

Approved and authorised for issue by the Board of Directors on 25 February 2002

Da Hongxing
Chairman

Chen Jianhua
Director

The notes on pages 50 to 87 form part of these financial statements.

for the year ended 31 December 2001
(Expressed in Renminbi)

	Note	2001 RMB'000	2000 RMB'000
Operating activities			
Cash receipts from customers		**6,868,939**	7,031,032
Cash paid to suppliers and employees		**(3,768,433)**	(2,668,142)
Cash generated from operations		**3,100,506**	4,362,890
Interest paid		**(705,245)**	(846,890)
Enterprise income tax paid		**(789,339)**	(937,523)
Cash flows from operating activities		**1,605,922**	2,578,477
Investing activities			
Proceeds from sale of property, plant and equipment		**40,057**	66,282
Interest received		**150,578**	128,020
Acquisition of investments		**(133,039)**	—
Deposits and prepayments paid		**(213,820)**	—
Acquisition of property, plant and equipment and construction in progress		**(1,102,609)**	(1,038,500)
Acquisition of land use rights		**(1,574)**	(7,659)
Maturity of/(increase in) fixed deposits maturing over 3 months		**1,859,029**	(1,475,367)
Cash flows from investing activities		**598,622**	(2,327,224)
Financing activities			
Proceeds from borrowings		**2,495,126**	833,074
Repayment of borrowings		**(2,153,890)**	(2,325,568)
Dividends paid		**(1,608,362)**	(297,136)
Cash flows from financing activities		**(1,267,126)**	(1,789,630)
Net increase/(decrease) in cash and cash equivalents		**937,418**	(1,538,377)
Cash and cash equivalents at beginning of the year		**1,573,606**	3,111,983
Cash and cash equivalents at end of the year	22	**2,511,024**	1,573,606

The notes on pages 50 to 87 form part of these financial statements.

1 Background of the Company

Shandong International Power Development Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 28 June 1994 as a joint stock limited company.

The Company and its subsidiaries (the "Group") and jointly controlled entities are principally engaged in the generation of electricity which is all fed into the Shandong Provincial Grid operated by Shandong Electric Power (Group) Corporation ("SEPCO"), which determines to whom the electricity is sold.

The number of employees as at 31 December 2001 was 5,041 (2000: 4,695).

2 Significant accounting policies

The significant accounting policies adopted in the preparation of the financial statements are set out below:

(a) Statement of compliance and basis of preparation

(i) Statement of compliance

The financial statements of the Company and the Group have been prepared in accordance with International Accounting Standards adopted by the International Accounting Standards Board ("IASB"), interpretations issued by the Standing Interpretations Committee of the IASB and the disclosure requirements of the Hong Kong Companies Ordinance.

These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(ii) Basis of preparation

The financial statements are prepared on the historical cost basis. The accounting policies have been consistently applied by the Group and are consistent with those used in the previous year.

2 Significant accounting policies *(continued)*

(b) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases. Investments in subsidiaries are stated in the Company's balance sheet at cost less any impairment losses (see note 2(f)).

(ii) Jointly controlled entities

Jointly controlled entities are enterprises over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportionate share of the enterprises' assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis, from the date that joint control effectively commences until the date that joint control effectively ceases. Investments in jointly controlled entities are stated in the Company's balance sheet at cost less any impairment losses (see note 2(f)).

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Any unrealised gains arising from transactions with jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Any unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2 Significant accounting policies *(continued)*

(c) Intangible assets

(i) Land use rights

Land use rights are stated at cost less accumulated amortisation and any impairment losses (see note 2(f)). Amortisation is charged to the income statement on a straight-line basis over the period of the right.

(ii) Goodwill

Goodwill arising on an acquisition represents the excess of the cost of acquisition over the fair value of the net identifiable assets acquired. Goodwill is stated at cost less accumulated amortisation and any impairment losses (see note 2(f)). Amortisation is charged to the income statement from the date of initial recognition on a straight-line basis over the time during which the benefits are expected to be consumed, subject to a maximum of 20 years.

(iii) Negative goodwill

Negative goodwill arising on an acquisition represents the excess of the fair value of the net identifiable assets acquired over the cost of acquisition.

Negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the weighted average useful life of those assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the income statement.

The carrying amount of negative goodwill is deducted from the carrying amount of intangible assets.

2 Significant accounting policies *(continued)*

(d) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses (see note 2(f)).

Depreciation is provided to write off the cost of property, plant and equipment on a straight-line basis over their anticipated useful lives or over their remaining useful lives, being their anticipated useful lives less the period they have been in use prior to their acquisition by the Group, after taking into account their estimated residual values. The anticipated or remaining useful lives used are as follows:

Buildings	15 - 18 years
Generators and related machinery and equipment	15 - 18 years
Motor vehicles, furniture, fixtures, equipment and others	4 - 23 years

(e) Construction in progress

Construction in progress is stated at cost, which comprises construction expenditure, including interest costs and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest costs during the construction period, and the cost of related equipment, less any impairment losses (see note 2(f)).

Upon completion and commissioning for operation, the costs will be transferred to property, plant and equipment and depreciation will be provided at the appropriate rates specified in (d) above. A generator is considered to be completed and commissioned when the trial run period ends.

(f) Impairment

The carrying amounts of assets, other than inventories (see note 2(g)) and financial assets (see note 2(i)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised when the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

2 Significant accounting policies *(continued)*

(g) Inventories

Inventories, comprising coal, fuel oil, materials, components and spare parts for consumption by the power plants, are stated at cost, less provision for obsolescence. Cost includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of coal and fuel oil is calculated on the weighted average basis. The cost of materials, components and spare parts is calculated on the first-in-first-out basis.

(h) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and deposits with banks and other financial institutions.

(i) Financial assets and liabilities

(i) Financial assets

Investments

Investments, representing unlisted equity securities, are classified as being available-for-sale and are stated at cost less provision for any impairment losses. A provision is made where, in the opinion of management, there is an impairment in the value of an investment.

Other financial assets

Adjustments are made for other financial assets if their carrying amount exceeds the value realisable in the foreseeable future.

(ii) Financial liabilities

Financial liabilities are stated at their carrying amounts.

2 Significant accounting policies *(continued)*

(j) Revenue recognition

Revenue is recognised when electricity is supplied to the power grid operated by SEPCO.

(k) Major overhauls, repairs and maintenance

Expenditure on major overhauls, repairs and maintenance is charged to the income statement as it is incurred.

(l) Translation of foreign currencies

Foreign currency transactions are translated into Renminbi at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the rates of exchange ruling at the balance sheet date.

Foreign currency translation differences relating to funds borrowed to finance construction in progress, to the extent that they are regarded as an adjustment to interest costs, are capitalised during the construction period. All other exchange differences are dealt with in the income statement.

(m) Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the balance sheet liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2 Significant accounting policies *(continued)*

(n) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(o) Borrowing costs

Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(p) Operating leases

Payments made under operating leases are charged to the income statement on a straight-line basis over the terms of the lease.

(q) Retirement plan

The contributions payable under the Group's retirement plans are charged to the income statement as incurred.

(r) Research and development costs

Research and development costs are recognised as expenses in the period in which they are incurred.

(s) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence.

(t) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(Expressed in Renminbi)

3 Segment reporting

The Group and its jointly controlled entities' profits are almost entirely attributable to the generation and sale of electricity in Shandong Province, the PRC. Accordingly, no segmental analysis is provided.

4 Turnover

Turnover represents the sale of electricity to SEPCO, the immediate holding company, net of value added tax ("VAT").

An Offtake Contract was entered into between the Company and SEPCO on 12 January 1999 for a term of 20 years. The Offtake Contract is automatically extended for successive terms of 10 years unless either of the parties gives notice to terminate on the occurrence of certain events specified in the Offtake Contract.

Pursuant to the terms of the Offtake Contract, SEPCO is required to purchase from the Group a minimum net generation of electricity annually ("Annual Minimum Net Generation"). Such minimum offtake obligations apply pro-rata in respect of periods of less than one calendar year.

A tariff formula for calculating the on-grid electricity price based on the Annual Minimum Net Generation for electricity generated by the power plants is set out in the Offtake Contract. The Offtake Contract provides for a five-year phase-in period for the Company and its jointly controlled entities with respect to the specified return on average net book value of fixed assets (including construction in progress), being 12% for 1998 and 1999, 13% for 2000, 14% for 2001 and 15% for subsequent years. This specified return is reduced in the case of fixed assets (including construction in progress) financed by debt by an amount equal to the estimated weighted average interest rate payable on such average debt up to an interest rate of 8% per annum. Adjustment in the on-grid electricity price is subject to the approval of the State Development Planning Commission.

5 Sales related taxes

Sales related taxes represent city maintenance and construction tax and education surcharge, which are calculated at 7% and 3%, respectively, of net VAT payable.

6 Operating profit

Operating profit is arrived at after charging:

	2001 RMB'000	2000 RMB'000
Cost of inventories	**2,197,967**	2,098,867
Personnel costs		
Wages and staff welfare	**221,591**	172,398
Retirement costs (see note 29)	**41,135**	35,482
Other staff costs	**61,332**	41,268
Loss on disposal of staff quarters (see note 29)	**9,759**	93,472
Total personnel costs	**333,817**	342,620
Auditors' remuneration	**3,143**	2,812
Amortisation of intangible assets (see note 15)	**13,257**	13,257
Depreciation	**1,036,562**	994,918
Operating lease charges in respect of land and buildings	**31,408**	30,471
Research and development costs	**41,888**	19,302

7 Other income and finance costs

(a) Other income

Other income includes interest income of RMB119,692,000 (2000: RMB132,001,000) derived from deposits with banks and other financial institutions.

(b) Finance costs

	2001 RMB'000	2000 RMB'000
Interest on bank advances and other loans repayable within five years	**492,120**	469,354
Interest on other loans repayable after five years	**148,650**	285,395
Less: Interest capitalised	**(9,366)**	(25,273)
	631,404	729,476

The interest costs have been capitalised at a rate of 5.76% per annum (2000: 6.5%) for construction in progress.

8 Directors' and Supervisors' emoluments

	2001 **RMB'000**	2000 RMB'000
Directors' and Supervisors' fees	**—**	—
Salaries, allowances and benefits in kind	**300**	182
Retirement benefits	**90**	41
Bonuses	**235**	224
	625	447

Salaries and other benefits paid to non-executive Directors and independent non-executive Directors amounted to RMBNil and RMB160,000 respectively (2000: RMBNil and RMB9,000 respectively).

9 Individuals with highest emoluments

Of the five individuals with the highest emoluments, four (2000: four) are Directors whose emoluments are disclosed in note 8. The aggregate of the emoluments of the remaining highest paid individual (2000: 1) is as follows:

	2001 **RMB'000**	2000 RMB'000
Salaries and other emoluments	**39**	30
Retirement benefits	**12**	11
Bonuses	**53**	47
	104	88

10 Taxation

(a) Taxation in the consolidated income statement represents:

	2001 RMB'000	2000 RMB'000
Current tax expense		
Charge for PRC enterprise income tax for the year	660,534	644,495
Under-provision in respect of prior year	2,192	—
	662,726	644,495
Deferred tax expense		
Origination and reversal of temporary differences (note 25)	11,922	75,320
Total income tax expense in consolidated income statement	674,648	719,815

Reconciliation of effective tax rate:

	2001 RMB'000	2000 RMB'000
Profit before taxation	2,054,204	2,059,168
Applicable tax rate	33%	33%
Computed tax using the applicable tax rate	677,887	679,525
Add: Non-deductible sundry items	3,679	10,811
Under-provision in respect of prior year	2,192	—
Write-off of deferred tax assets relating to loss on disposal of staff quarters no longer deductible	—	29,479
Less: Non-taxable sundry items and others	(9,110)	—
	674,648	719,815

The charge for PRC enterprise income tax is calculated at the rate of 33% (2000: 33%) on the estimated assessable profits of the year determined in accordance with relevant enterprise income tax rules and regulations. The Group did not carry on business overseas and therefore no provision has been made for overseas profits tax.

10 Taxation (continued)

(b) Taxation in the balance sheets represents:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Charge for PRC enterprise income tax for the year	**660,534**	644,495	**625,336**	628,006
Payments made relating to the current year	**(466,178)**	(323,526)	**(434,612)**	(304,048)
PRC enterprise income tax payable (net)	**194,356**	320,969	**190,724**	323,958
Representing:				
Tax payable	**195,794**	325,361	**190,724**	323,958
Tax recoverable	**(1,438)**	(4,392)	**—**	—
	194,356	320,969	**190,724**	323,958

11 Dividends

(a) These dividends have not been provided for in the financial statements:

	2001	2000
	RMB'000	*RMB'000*
Final dividend proposed of RMB0.17 per share (2000: RMB0.058)	**893,534**	304,853
Special interim dividend for 2000 of RMB0.228 per share	**—**	1,198,387
	893,534	1,503,240

Pursuant to a resolution passed at the Directors' meeting held on 25 February 2002, a final dividend of RMB0.17 per share totalling RMB893,534,000 will be payable to shareholders, subject to the approval of the shareholders at the Annual General Meeting to be held on 16 April 2002.

11 Dividends *(continued)*

(b) Dividends paid during the year are as follows:

	2001 RMB'000	2000 RMB'000
Interim dividend of RMB0.02 per share for the year ended 31 December 2001 (2000: RMB0.02)	**105,122**	105,122
Special interim dividend of RMB0.228 per share for the year ended 31 December 2000 (1999: RMB Nil)	**1,198,387**	—
Final dividend of RMB0.058 per share for the year ended 31 December 2000 (1999: RMB0.0365)	**304,853**	192,014
	1,608,362	297,136

12 Earnings per share

(a) Basic

The calculation of basic earnings per share is based on the profit attributable to shareholders of the Company for the year ended 31 December 2001 of RMB1,379,497,000 (2000: RMB1,339,234,000) and the number of shares in issue during the year ended 31 December 2001 of 5,256,084,200 (2000: 5,256,084,200).

(b) Diluted

There were no dilutive potential ordinary shares in existence during the years ended 31 December 2000 and 2001.

13 Property, plant and equipment

(a) The Group

	Buildings *RMB'000*	Generators and related machinery and equipment *RMB'000*	Motor vehicles, furniture, fixtures, equipment and others *RMB'000*	Total *RMB'000*
Cost:				
At 1 January 2001	3,963,431	13,603,938	374,623	17,941,992
Additions	417	25	1,699	2,141
Transferred from construction in progress (note 14)	92,096	393,624	23,710	509,430
Disposals	(52,106)	(54)	(257)	(52,417)
At 31 December 2001	4,003,838	13,997,533	399,775	18,401,146
Accumulated depreciation:				
At 1 January 2001	809,176	2,782,765	52,503	3,644,444
Charge for the year	191,113	803,757	41,692	1,036,562
Written back on disposal	(2,317)	(51)	(233)	(2,601)
At 31 December 2001	997,972	3,586,471	93,962	4,678,405
Net book value:				
At 31 December 2001	3,005,866	10,411,062	305,813	13,722,741
At 31 December 2000	3,154,255	10,821,173	322,120	14,297,548

13 Property, plant and equipment *(continued)*

(b) The Company

	Buildings RMB'000	Generators and related machinery and equipment RMB'000	Motor vehicles, furniture, fixtures, equipment and others RMB'000	Total RMB'000
Cost:				
At 1 January 2001	3,253,590	12,134,828	336,074	15,724,492
Additions	—	—	552	552
Transferred from construction in progress (note 14)	89,983	369,723	21,101	480,807
Disposals	(51,841)	—	—	(51,841)
At 31 December 2001	3,291,732	12,504,551	357,727	16,154,010
Accumulated depreciation:				
At 1 January 2001	744,059	2,638,016	42,348	3,424,423
Charge for the year	141,992	704,359	32,026	878,377
Written back on disposal	(2,007)	—	—	(2,007)
At 31 December 2001	884,044	3,342,375	74,374	4,300,793
Net book value:				
At 31 December 2001	2,407,688	9,162,176	283,353	11,853,217
At 31 December 2000	2,509,531	9,496,812	293,726	12,300,069

(c) All of the Group's buildings are located in the PRC.

14 Construction in progress

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Balance at 1 January	386,427	761,551	382,491	130,182
Through acquisition of business	—	—	—	621,854
Additions	1,109,834	1,044,960	1,077,866	955,125
Transferred to property, plant and equipment (note 13)	(509,430)	(1,420,084)	(480,807)	(1,324,670)
Balance at 31 December	986,831	386,427	979,550	382,491

Construction in progress comprises:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Development of the third and the fourth generating units at Laicheng Power Plant ("Laicheng Phase II")	887,069	143,288	887,069	143,288
Improvement projects	99,762	243,139	92,481	239,203
	986,831	386,427	979,550	382,491

The construction of two 300 MW generating units at Laicheng Power Plant, known as Laicheng Phase II, is anticipated to be completed in 2002 and 2003 respectively. The total budgeted construction cost of Laicheng Phase II is RMB2,349,890,000.

15 Intangible assets

(a) The Group

	Land use rights RMB'000	Goodwill RMB'000	Negative goodwill RMB'000	Total RMB'000
Cost:				
At 1 January 2001	264,720	58,667	(10,998)	312,389
Additions	1,574	—	—	1,574
At 31 December 2001	266,294	58,667	(10,998)	313,963
Accumulated amortisation:				
At 1 January 2001	10,372	4,319	(1,100)	13,591
Amortisation charge for the year	10,372	3,618	(733)	13,257
At 31 December 2001	20,744	7,937	(1,833)	26,848
Carrying amount:				
At 31 December 2001	245,550	50,730	(9,165)	287,115
At 31 December 2000	254,348	54,348	(9,898)	298,798

15 Intangible assets *(continued)*

(b) The Company

	Land use rights *RMB'000*	Goodwill *RMB'000*	Total *RMB'000*
Cost:			
At 1 January 2001 and 31 December 2001	184,103	60,330	244,433
Accumulated amortisation:			
At 1 January 2001	5,630	1,463	7,093
Amortisation charge for the year	5,630	3,353	8,983
At 31 December 2001	11,260	4,816	16,076
Carrying amount:			
At 31 December 2001	172,843	55,514	228,357
At 31 December 2000	178,473	58,867	237,340

(c) The above land use rights of the Group and the Company are in respect of land located in the PRC with unexpired terms of 23 years to 47 years.

At 31 December 2001, certain land use rights certificates of the Group with a net book value of RMB120,433,000 (2000: RMB221,330,000) had not been obtained.

16 Interest in subsidiaries

	The Company 2001 RMB'000	2000 RMB'000
Unlisted equities, at cost	**114,121**	39,121
Amounts due from subsidiaries	**3,650**	6,121
	117,771	45,242

The particulars of subsidiaries, all of which are limited companies established and operating in the PRC, at 31 December 2001 are as follows:

Company	Registered and paid up capital RMB'000	Percentage of equity held by the Company 2001 %	2000 %	Principal activity
Zoucheng Lunan Electric Power Technology Development Company Limited	26,047	90	90	Provision of services to Zouxian Power Plant
Zaozhuang Hongda Electric Power Industry Company Limited	19,989	90	90	Provision of services to Shiliquan Power Plant
Zibo SIPD Cogeneration Power Company Limited ("Zibo SIPD")	75,000	100	—	Dormant (note)

Note: In January 2002, the assets and liabilities of Shandong Luneng Development (Group) Company Limited - Zibo Branch acquired, as disclosed in note 19(iii) on the financial statements, were injected into Zibo SIPD. Zibo SIPD is now engaged in the generation and sale of heat and electricity.

17 Interest in jointly controlled entities

	The Company	
	2001	2000
	RMB'000	*RMB'000*
Unlisted interests, at cost	**233,301**	233,301

The particulars of jointly controlled entities, both of which are established in the form of contractual arrangements operating in the PRC, at 31 December 2001 are as follows:

	Percentage of interest held by the Company		
Company	**2001**	**2000**	**Principal activities**
	%	%	
Weifang Power Plant Phase I ("Weifang Plant")	30	30	Generation and sale of electricity
Qingdao Power Plant Phase I ("Qingdao Plant")	55	55	Generation and sale of electricity

The two power plants did not have a registered capital at 31 December 2001.

18 Investments

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted equity securities, at cost	**133,039**	—	**130,339**	—

Investments of the Group and the Company mainly include investment in Shandong Luneng Heze Minerals Development Company Limited ("Heze Minerals") amounting to RMB91,339,000. The principal activities of Heze Minerals are the development and exploration of coalmine and coal-electricity base in Juye coalfield. The Group and Company own 18.4% equity interest in Heze Minerals as at 31 December 2001.

(Expressed in Renminbi)

19 Deposits and prepayments

In 2001, the Group and the Company have paid deposits and prepayments for the following investments and acquisitions:

(i) In December 2001, the Company entered into an agreement with Zhangqiu Power Industry Bureau for the acquisition of its 70% equity interest in Shandong Zhangqiu Power Company Limited ("Zhangqiu") for a consideration of RMB24,281,000, which was fully paid in December 2001. Afterwards, Zhangqiu increased its registered capital and the Company made a further payment of RMB101,719,000, being proportional share of the 70% interest in Zhangqiu, in December 2001.

The Company started to exercise effective control of Zhangqiu as from January 2002 when it obtained the power to govern the financial and operating policies of Zhangqiu.

(ii) In December 2001, the Company entered into an agreement with Shandong Luneng Development (Group) Company Limited ("Luneng Development"), a promoter of the Company, for the acquisition of its 30% equity interest in Shandong Tengzhou Xinyuan Power Company Limited ("Xinyuan") for a consideration of RMB13,620,000, which was fully paid in December 2001.

In January 2002, Xinyuan increased its registered capital and the Company made an additional capital contribution of RMB120,000,000 in Xinyuan and the Company's equity interest in Xinyuan increased from 30% to 54.49%.

The Company started to exercise effective control of Xinyuan as from January 2002 when it obtained the power to govern the financial and operating policies of Xinyuan.

(iii) In December 2001, the Company entered into an agreement with Luneng Development for the acquisition of the assets and liabilities of Zibo Branch, owned by Luneng Development, for a consideration of RMB74,200,000.

These assets and liabilities were transferred to Zibo SIPD in January 2002.

20 Inventories

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Coal	**21,314**	31,658	**19,398**	25,509
Fuel oil	**4,781**	3,433	**2,232**	402
Materials, components and spare parts	**124,489**	140,454	**99,845**	116,149
	150,584	175,545	**121,475**	142,060
Materials, components and spare parts carried at cost less provision for obsolescence	**124,489**	116,149	**99,845**	116,149

21 Amount due from SEPCO - trade account

Debts are due within 30 days from the date of billing. The amount was not yet due for payment as at 31 December 2001.

22 Cash and cash equivalents

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash and bank balances	**2,265,480**	1,202,133	**2,127,596**	1,129,924
Deposits with banks and other financial institutions	**245,544**	371,473	**245,544**	371,473
	2,511,024	1,573,606	**2,373,140**	1,501,397

23 Loans

(a) Bank loans

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year				
— short term bank loans	**1,181,675**	442,675	**710,000**	261,000
— current portion of long term bank loans	**355,278**	395,016	**160,000**	60,000
	1,536,953	837,691	**870,000**	321,000
Between one and two years	**185,950**	246,000	**60,000**	160,000
Between two to five years	**2,756,450**	2,000,850	**2,645,850**	1,819,000
After five years	**1,565,560**	2,002,410	**1,565,560**	2,002,410
	4,507,960	4,249,260	**4,271,410**	3,981,410
	6,044,913	5,086,951	**5,141,410**	4,302,410

At 31 December 2001, the Group had bank loans totalling RMB489 million (2000: RMB552 million) guaranteed by SEPCO. All the bank loans are unsecured.

Details of the interest rates and maturity dates of the bank loans, all of which are denominated in RMB, are as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Floating interest rates mainly ranging from 5.58% to 6.83% per annum (2000: 5.58% to 6.83%), with maturities up to 2009	**6,044,913**	5,086,951	**5,141,410**	4,302,410

23 Loans *(continued)*

(b) Loans from shareholders

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year	**262,207**	399,591	**180,470**	329,010
Between one and two years	**197,667**	186,516	**191,610**	160,360
Between two to five years	**402,920**	603,707	**402,920**	597,650
After five years	—	26,880	—	26,880
	600,587	817,103	**594,530**	784,890
	862,794	1,216,694	**775,000**	1,113,900

All the loans from shareholders are unsecured.

Details of the interest rates and maturity dates of the loans from shareholders, all of which are denominated in RMB, are as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Loans from Shandong International Trust and Investment Corporation ("SITIC"):				
Floating interest rate of 6.21% per annum (2000: 6.21%) with maturities up to 2006	**862,794**	986,694	**775,000**	883,900
Loans from Zaozhuang City Infrastructure Investment Corporation ("ZCIIC"):				
Floating interest rate of 6.21% per annum with maturities up to 2006 (Note 1)	—	30,000	—	30,000
Loans from SEPCO:				
Fixed interest rate of 8% per annum (Note 2)	—	200,000	—	200,000
	862,794	1,216,694	**775,000**	1,113,900

23 Loans *(continued)*

(b) Loans from shareholders *(continued)*

Notes:

(1) This loan was early repaid by the Company during the year.

(2) This loan originated from a debenture of RMB2,907 million issued by the ultimate holding company in June 1998 and which was on-lent to the Company through SEPCO. The debenture bore interest at a rate of 8% per annum on the full principal amount thereof starting on 10 June 1998. The loan bore the same terms as the debenture. The principal amount and the total interest due were repaid during the year.

(c) State loan

	The Group and the Company	
	2001	2000
	RMB'000	*RMB'000*
Due:		
Within one year	**125,996**	116,960
Between one and two years	**130,126**	120,490
Between two to five years	**454,734**	421,437
After five years	**1,129,695**	1,292,820
	1,714,555	1,834,747
	1,840,551	1,951,707

Details of the interest rate and maturity date of the State loan, which is denominated in US dollars, are as follows:

	2001	2000
	RMB'000	*RMB'000*
Floating interest rate of 7.29 % per annum (2000: 7.60%), with maturities up to 2012	**1,840,551**	1,951,707

23 Loans *(continued)*

(c) State loan *(continued)*

The loan is originated from a loan facility of US$310 million granted by the International Bank for Reconstruction and Development (the "World Bank") to the PRC state government pursuant to a loan agreement entered into in 1992, to finance the Zouxian Phase III project. According to the terms of the aforesaid loan agreement, the PRC state government on-lent the loan facility to the Shandong Provincial Government which in turn on-lent it to SEPCO. Pursuant to a notice from the Finance Office of Shandong Province dated 5 August 1997 and as formally agreed by the World Bank, part of the loan facility in the principal amount of US$278.25 million has been made available by the Shandong Provincial Government to the Company. The repayment of this loan is guaranteed by SEPCO.

The Group and the Company early repaid part of the state loan including principal and interest amounting to US$208,508,000 (RMB1,725,882,000 equivalent) in January 2002. Based on the loan repayment notice issued by the PRC state government, the actual amount payable for the settlement of this loan principal was US$194,308,000 (RMB1,609,845,000 in equivalent).

(d) Other loans

	The Group	
	2001	2000
	RMB'000	*RMB'000*
Due:		
Within one year	**27,765**	168,908
Between one and two years	**454,282**	10,508
Between two to five years	**31,514**	475,302
After five years	**36,762**	47,275
	522,558	533,085
	550,323	701,993

23 Loans *(continued)*

(d) Other loans *(continued)*

All of the other loans are denominated in Renminbi, except for an amount of RMB94,546,000 (2000: RMB99,816,200) which is denominated in US dollars. Details of the interest rates and maturity dates of other loans are as follows:

	The Group	
	2001	2000
	RMB'000	*RMB'000*
Loans from Qingdao International Trust and Investment Corporation ("QITIC"), a joint venture partner of Qingdao Plant		
Floating interest rate of 4.64% per annum (2000: ranging from 8.76% to 12%) with maturities up to 2010	**94,546**	148,216
Loans from Jinan Yingda International Trust Investment Company		
Floating interest rates ranging from 5.91% to 9.12% per annum (2000: 6.44% to 11.16%) with maturities up to 2003	**455,777**	553,777
	550,323	701,993

At 31 December 2001, other loans totalling RMB443,777,000 (2000: RMB554,000,000) were secured by deposits placed with the lender by SEPCO.

24 Trade creditors

Debts are generally due within 30 days from the date of billing. The amount was not yet due for payment as of 31 December 2001.

25 Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the items detailed in the table below:

The Group:

	Assets		Liabilities		Net	
	2001	2000	**2001**	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Training costs	**—**	1,227	**—**	—	**—**	1,227
Preliminary expenses	**—**	758	**—**	—	**—**	758
Provision for inventories and debtors	**18,154**	10,030	**—**	—	**18,154**	10,030
Depreciation of property, plant and equipment	**—**	—	**(132,118)**	(108,976)	**(132,118)**	(108,976)
Fair value adjustment on property, plant and equipment acquired	**—**	—	**(58,424)**	(63,613)	**(58,424)**	(63,613)
Others	**3,305**	3,413	**—**	—	**3,305**	3,413
	21,459	15,428	**(190,542)**	(172,589)	**(169,083)**	(157,161)
Set-off within legal tax units and jurisdictions	**(21,459)**	(15,428)	**21,459**	15,428	**—**	—
Net deferred tax liabilities	**—**	—	**(169,083)**	(157,161)	**(169,083)**	(157,161)

25 Deferred tax assets and liabilities *(continued)*

The Company:

	Assets		Liabilities		Net	
	2001	2000	**2001**	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Provision for inventories and debtors	**14,160**	10,030	**—**	—	**14,160**	10,030
Depreciation of property, plant and equipment	**—**	—	**(18,573)**	(19,396)	**(18,573)**	(19,396)
Others	**2,010**	2,010	**—**	—	**2,010**	2,010
	16,170	12,040	**(18,573)**	(19,396)	**(2,403)**	(7,356)
Set-off within legal tax units and jurisdictions	**(16,170)**	(12,040)	**16,170**	12,040	**—**	—
Net deferred tax liabilities	**—**	—	**(2,403)**	(7,356)	**(2,403)**	(7,356)

There is no significant deferred tax asset or liability not recognised in the financial statements.

Movements in temporary differences between calculations of certain items for accounting and for taxation purposes are as follows:

The Group:

	Balance at 1 January 2000	Recognised in the 2000 income statement	Balance at 1 January 2001	Recognised in the 2001 income statement	Balance at 31 December 2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Training costs	15,260	(14,033)	1,227	(1,227)	—
Preliminary expenses	1,012	(254)	758	(758)	—
Provision for inventories and debtors	10,030	—	10,030	8,124	18,154
Depreciation of property, plant and equipment	(83,634)	(25,342)	(108,976)	(23,142)	(132,118)
Loss on disposal of staff quarters	29,479	(29,479)	—	—	—
Tax losses	11,156	(11,156)	—	—	—
Fair value adjustment on property, plant and equipment acquired	(68,806)	5,193	(63,613)	5,189	(58,424)
Others	3,662	(249)	3,413	(108)	3,305
	(81,841)	(75,320)	(157,161)	(11,922)	(169,083)

25 Deferred tax assets and liabilities *(continued)*

The Company:

	Balance at 1 January 2000 RMB'000	Recognised in the 2000 income statement RMB'000	Balance at 1 January 2001 RMB'000	Recognised in the 2001 income statement RMB'000	Balance at 31 December 2001 RMB'000
Provision for inventories and debtors	10,030	—	10,030	4,130	14,160
Depreciation of property, plant and equipment	(19,396)	—	(19,396)	823	(18,573)
Others	2,010	—	2,010	—	2,010
	(7,356)	—	(7,356)	4,953	(2,403)

26 Share capital and reserves

(a) The Group

	Share capital *RMB'000* *(note 26(i))*	Capital reserve *RMB'000* *(note 26(ii))*	Statutory common reserve *RMB'000* *(note 26(iii))*	Statutory common welfare fund *RMB'000* *(note 26(iv))*	Retained profits *RMB'000*	Total Shareholders' equity *RMB'000*
Balance at 1 January 2000	5,256,084	778,040	241,382	121,886	988,964	7,386,356
Total recognised gains	—	—	—	—	1,339,234	1,339,234
Transfer to statutory reserves	—	—	130,794	65,397	(196,191)	—
Transfer to/(from) reserves	—	—	26,400	(26,400)	—	—
Dividends paid	—	—	—	—	(297,136)	(297,136)
	5,256,084	778,040	398,576	160,883	1,834,871	8,428,454
Balance at 1 January 2001	5,256,084	778,040	398,576	160,883	1,834,871	8,428,454
Total recognised gains	—	—	—	—	1,379,497	1,379,497
Transfer to statutory reserves	—	—	138,881	69,441	(208,322)	—
Dividends paid	—	—	—	—	(1,608,362)	(1,608,362)
Balance at 31 December 2001	5,256,084	778,040	537,457	230,324	1,397,684	8,199,589

26 Share capital and reserves *(continued)*

(b) The Company

	Share capital RMB'000 (note 26(i))	Capital reserve RMB'000 (note 26(ii))	Statutory common reserve RMB'000 (note 26(iii))	Statutory common welfare fund RMB'000 (note 26(iv))	Retained profits RMB'000	Total Shareholders' equity RMB'000
Balance at 1 January 2000	5,256,084	778,040	241,382	121,886	1,001,424	7,398,816
Total recognised gains	—	—	—	—	1,265,235	1,265,235
Transfer to statutory reserves	—	—	130,794	65,397	(196,191)	—
Transfer to/(from) reserves	—	—	26,400	(26,400)	—	—
Dividends paid	—	—	—	—	(297,136)	(297,136)
	5,256,084	778,040	398,576	160,883	1,773,332	8,366,915
Balance at 1 January 2001	5,256,084	778,040	398,576	160,883	1,773,332	8,366,915
Total recognised gains	—	—	—	—	1,277,850	1,277,850
Transfer to/(from) statutory reserves	—	—	138,881	69,441	(208,322)	—
Dividends paid	—	—	—	—	(1,608,362)	(1,608,362)
Balance at 31 December 2001	5,256,084	778,040	537,457	230,324	1,234,498	8,036,403

Notes:

(i) The registered capital of the Company comprises 3,825,056,200 domestic shares of RMB1 each (2000: 3,825,056,200) and 1,431,028,000 H shares of RMB1 each (2000: 1,431,028,000). All shares rank pari passu in all material respects.

(ii) This reserve represents mainly premium received from issuance of shares, less expenses, which are required to be included in this reserve by PRC regulations.

(iii) According to the Company's Articles of Association, the Company is required to transfer at least 10% (at the discretion of the Board of Directors) of its profit after taxation, as determined under PRC accounting rules and regulations, to a statutory common reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

The statutory common reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. The Directors resolved to transfer 10% (2000: 10%) of the profit for the year ended 31 December 2001 to this reserve on 25 February 2002.

26 Share capital and reserves *(continued)*

(b) The Company *(continued)*

(iv) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% (at the discretion of the Board of Directors) of its profit after taxation, as determined under PRC accounting rules and regulations, to the statutory common welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteens and other staff welfare facilities. This fund is non-distributable other than on the Company's liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders. The Directors resolved to transfer 5% (2000: 5%) of the profit for the year ended 31 December 2001 to the fund on 25 February 2002.

(v) The transfer to the statutory common reserve and statutory common welfare fund from the income statement is subject to approval by shareholders at the Annual General Meeting to be held on 16 April 2002.

(vi) According to the Company's Articles of Association, the retained profits available for distribution are the lower of the amount determined under PRC accounting rules and regulations and the amount determined under International Accounting Standards. As of 31 December 2001, the retained profits available for distribution were RMB340,964,000 (2000: RMB270,092,000), after taking into account the current year's proposed final dividend (see note 11) and the transfer to the statutory common reserve and the statutory common welfare fund according to the Company's Articles of Association.

(vii) The profit attributable to shareholders for 2001 includes a profit of RMB1,277,850,000 (2000: RMB1,265,235,000) which has been dealt with in the financial statements of the Company.

27 Interest in jointly controlled entities

Included in the consolidated financial statements are the following items that represent the Group's interests in the assets and liabilities, revenues and expenses of the jointly controlled entities:

	2001 ***RMB'000***	2000 *RMB'000*
Non-current assets	**1,947,466**	2,055,540
Current assets	**262,719**	129,111
Non-current liabilities	**(874,819)**	(919,338)
Current liabilities	**(851,092)**	(886,870)
Net assets	**484,274**	378,443
Revenue	**923,754**	949,548
Expenses	**(762,212)**	(793,919)
	161,542	155,629

28 Material related party transactions

Most of the transactions undertaken by the Group (including its jointly controlled entities) during the year ended 31 December 2001 have been effected with such counterparties and on such terms as have been agreed with SEPCO or entities under its control.

A summary of the recurrent material related party transactions undertaken by the Group during the year is as follows:

	Note	**2001** **RMB'000**	2000 RMB'000
Sale of electricity	i	**7,142,341**	6,862,545
Interconnection and despatch management fees	ii	**76,185**	72,104
Purchase of coal, including handling fees	iii	**2,102,879**	1,916,916
Coal field management fee	iv	**90,408**	75,240
Repairs and maintenance services	v	**240,681**	235,623
Construction costs and equipment cost paid	vi	**313,395**	331,000

The balances due to/(from) related parties, other than balances with SEPCO which have been separately disclosed in the consolidated balance sheet, as at 31 December 2001 are as follows:

	Note	**2001** **RMB'000**	2000 RMB'000
Shandong Luneng Fuel (Group) Company Limited	iii & iv	**171,117**	201,580
Shandong Electric Power Hong Yuan Electricity Generation Overhaul Company Limited	v	**(15,079)**	3,639
Shandong Electric Power No.1, No.2 & No.3 Construction Engineering Companies	vi	**57,530**	72,541

28 Material related party transactions *(continued)*

(i) All sales of electricity were made to SEPCO.

The principal businesses of the SEPCO Group are the investment in, and the design, development, construction, operation and maintenance of electric power plants and the Shandong provincial electric power transmission and distribution grid (the "Grid"). SEPCO, as the sole manager and operator of the Grid, is the sole purchaser from power plants connected to the Grid of all electric power transmitted and distributed on the Grid.

As noted in Note 4 on the financial statements, an Offtake Contract was entered into between SEPCO and the Company dated 12 January 1999 in respect of the sales of electricity.

(ii) As SEPCO is the sole manager and operator of the Grid, the power plants in Shandong Province are subject to the unified despatch of SEPCO. Under the Despatch Agreement between SEPCO and the Company dated 31 December 1997, SEPCO and the Company are required to use their respective best efforts to procure that such arrangements apply to the power plants which are or will be indirectly or partially owned by the Company, and/or the entities directly owning such plants. The Company has agreed to pay SEPCO an interconnection fee and a despatch management fee. The interconnection fee is charged at RMB2 per MWh of electricity generated. The despatch management fee is charged at RMB1 per MWh of electricity generated, except for Shiliquan Power Plant which is charged at RMB1 per MWh of electricity supplied.

(iii) Shandong Luneng Fuel (Group) Company Limited (the "Fuel Supply Company"), a company controlled by SEPCO, supplies coal to the Group for power generation. The cost of coal is charged based on the actual purchase price plus a handling fee of 5% of the actual purchase price.

(iv) The Fuel Supply Company is also responsible for the daily management of the Group's coal fields. The management fee payable is determined annually in advance with the aim of reimbursing the costs incurred by the Fuel Supply Company in carrying out its duties.

(v) Shandong Electric Power Hong Yuan Electricity Generation Overhaul Company Limited (the "Overhaul Company"), which is controlled by SEPCO, is responsible for the repair and maintenance works, including major overhauls, of the Group. The amount payable is determined on a cost reimbursement basis.

(Expressed in Renminbi)

28 Material related party transactions *(continued)*

(vi) Shandong Electric Power No.1 Construction Engineering Company, a subsidiary of SEPCO is responsible for the construction of ancillary facilities (including the railway system, ash fields and dust removing systems) of Zouxian Power Plant and Shiliquan Power Plant.

The majority of the work on the construction of the Laicheng Phase II project, the third and the fourth generating units, was carried out by Shandong Electric Power No. 2 Construction Engineering Company and Shandong Electric Power No. 3 Construction Engineering Company, both of which are controlled by SEPCO. The contracted construction cost for Laicheng Phase II with these two companies is RMB592,510,000. Total amount of construction cost paid for the year ended 31 December 2001 was RMB226,800,000.

(vii) Details of the loans from or secured or guaranteed by SEPCO and loans from SITIC, ZCIIC and QITIC, are set out in note 23(a) to (d).

(viii) In December 2001, the Company injected capital of RMB39,000,000 into the Fuel Supply Company, which was included in the balance sheet caption "Investments" in note 18, and owned 13% of the enlarged registered capital of the Fuel Supply Company.

(ix) In October 2001, the Company entered into an agreement with Shandong Luneng Property Corporation (the "Property Company"), an associate of SEPCO, pursuant to which the Company has agreed to purchase one level of Luneng Centre as the Company's new office premises. The Company has paid a deposit of RMB30,000,000 to the Property Company during the year. The total purchase costs of the property acquired may be adjusted according to the actual construction costs of the Luneng Centre.

(x) In December 2001, the Company entered into acquisition agreements with Luneng Development, as disclosed in note 19(ii) and (iii) of the financial statements.

(xi) All materials and equipment for fixed assets improvement works and major overhauls undertaken by the Group are supplied by Shandong Luneng Materials Group Corporation Limited (the "Materials Company") (previously known as Shandong Electric Power Materials Company), which was previously controlled by SEPCO. After completion of a reorganisation of the Materials Company in December 2000, the directors of the Company consider that the Materials Company is no longer a related party of the Group.

29 Retirement plans and staff housing

The Group is required to make contributions to a retirement plan operated by the State at a rate of 20% (2000: 19.2%) of the total staff salaries. A member of the plan is entitled to receive from the State a pension equal to a fixed proportion of his or her salary prevailing at the retirement date. In addition, the Group established a defined contribution retirement plan, also operated by the State, to supplement the above-mentioned plan. The Group has no obligation to make payments in respect of pension benefits associated with these plans other than the annual contributions described above.

The Group's contribution to these plans amounted to RMB41,135,000 during the year (2000: RMB35,482,000) which was charged to the consolidated income statement.

The Group sold certain staff quarters to its staff at prices calculated in accordance with the current regulations of Shandong Province and incurred a loss amounting to RMB9,759,000 (2000: RMB93,472,000) in this regard.

The net book value of staff quarters, included in property, plant and equipment, of the Group amounted to RMB3,957,000 as at 31 December 2001.

30 Commitments

(i) Capital commitments

The Group (excluding jointly controlled entities) and the Company had capital commitments outstanding at 31 December not provided for in the financial statements as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Contracted for				
— Laicheng Phase II	**982,183**	—	**982,183**	—
— Improvement projects	**22,498**	105,168	**22,498**	105,168
Authorised but not contracted for				
— Laicheng Phase II	**480,638**	2,191,345	**480,638**	2,191,345
— Investments	**120,000**	—	**208,000**	—
— Improvement projects	**135,670**	101,017	**135,670**	101,017
	1,740,989	2,397,530	**1,828,989**	2,397,530

The Group's share of the jointly controlled entities' capital expenditure commitments amounted to RMB239,204,000 at 31 December 2001 (2000: RMB11,375,000).

30 Commitments (continued)

(ii) Operating lease commitments

Pursuant to an agreement entered into with the State, the Company is leasing certain land from the State for a term of 30 years with effect from 1 September 1997 at an annual rental of RMB29,020,000 for the first three years of the lease. The annual rental will be adjusted every five years thereafter with an upward adjustment of not more than 30% of the previous year's rental. The revised annual rental effective from 1 January 2001 is RMB30,178,000.

31 Financial instruments and concentration of risks

Financial assets of the Group include cash and cash equivalents, fixed deposits maturing over three months, debtors and deposits, the amount due from SEPCO and investments. Financial liabilities of the Group include bank loans, loans from shareholders, a state loan, other loans, trade creditors and other creditors and accruals. Accounting policies for financial assets and liabilities are set out in note 2(i). The Group does not hold or issue financial instruments for trading purposes.

(a) Interest rate risks

The interest rates and terms of repayment of the outstanding loans of the Group are disclosed in note 23.

(b) Credit risks

Substantially all of the Group's cash and cash equivalents and fixed deposits maturing over three months are deposited with the four largest state-owned banks of the PRC.

SEPCO is the sole purchaser of electricity supplied by the Group.

No other financial assets carry a significant exposure to credit risk.

(c) Foreign currency risk

The Group has foreign currency risk as certain loans and cash and cash equivalents are denominated in US dollars. Depreciation or appreciation of US dollars against the Renminbi will affect the Group's financial position and results of operations.

As the amounts of the Group's loans and cash and cash equivalents denominated in US dollars are substantially matched, the foreign currency risk is not significant to the Group.

31 Financial instruments and concentration of risks *(continued)*

(d) Fair value

The carrying values of the Group's current financial assets and liabilities are estimated to approximate to their fair values based on the nature or short-term maturity of these instruments.

Investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

The carrying value of the Group's non-current financial liabilities are estimated to approximate to their fair values based on a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

32 Comparative figures

The following comparative figures have been reclassified in order to conform with the presentation in the current financial statements:

(i) the balance of time deposits maturing over three months have been reclassified from net cash flows from financing activities to net cash flows from investing activities.

(ii) the amortisation of goodwill has been reclassified from selling and administration expenses to depreciation and amortisation.

(iii) the land use rights have been reclassified from property, plant and equipment to intangible assets.

33 Ultimate holding company

The Directors of the Company consider its ultimate holding company to be State Power Corporation, which is a state-owned enterprise in the PRC. The Company's immediate holding company is SEPCO.

(Expressed in Renminbi)

	1997 *RMB'000*	1998 *RMB'000*	1999 *RMB'000*	2000 *RMB'000*	**2001** ***RMB'000***
Turnover	3,653,457	5,228,083	5,761,213	6,862,545	**7,142,341**
Profit from ordinary activities before taxation	310,094	1,378,979	1,740,452	2,059,168	**2,054,204**
Taxation	(103,383)	(460,023)	(585,659)	(719,815)	**(674,648)**
Profit from ordinary activities after taxation	206,711	918,956	1,154,793	1,339,353	**1,379,556**
Minority interests	(298)	(39)	(123)	(119)	**(59)**
Profit attributable to shareholders	206,413	918,917	1,154,670	1,339,234	**1,379,497**
Total non-current assets	11,558,735	11,804,759	15,097,882	14,982,773	**15,343,546**
Total current assets	1,385,663	1,618,058	4,261,133	3,873,113	**3,249,879**
Total assets	12,944,398	13,422,817	19,359,015	18,855,886	**18,593,425**
Total current liabilities	(1,536,867)	(2,118,770)	(3,742,301)	(2,830,014)	**(2,872,972)**
Total non-current liabilities and minority interests	(7,544,817)	(6,522,416)	(8,230,358)	(7,597,418)	**(7,520,864)**
Total liabilities	(9,081,684)	(8,641,186)	(11,972,659)	(10,427,432)	**(10,393,836)**
Net assets	3,862,714	4,781,631	7,386,356	8,428,454	**8,199,589**



山東國際電源開發股份有限公司
Shandong International Power Development Company Limited
中國山東省濟南市經三路14號
14 Jingsan Road, Jinan, Shandong, PRC
郵編 Postal Code : 250001
網址 web site : www.sipd.com.cn